                                                                    EXHIBIT 99.1

                     FINANCIAL STATEMENTS FOR THE YEAR ENDED

                                  31 MARCH 2004

                  JAMES HARDIE INDUSTRIES N.V. AND SUBSIDIARIES

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

                          INDEX TO FINANCIAL STATEMENTS

                                  31 MARCH 2004

                                    CONTENTS

Annual report of the directors                                             2
Consolidated balance sheet as at 31 March 2004                            10
Consolidated profit and loss account 2004                                 11
Consolidated cash flow statement 2004                                     12
Notes to the consolidated balance sheet and profit and
loss account                                                              13
Balance sheet as at 31 March 2004                                         45
Profit and loss account 2004                                              46
Notes to the balance sheet and profit and loss account                    47
Other information                                                         52
Profit appropriation according to the Articles of Association
Proposed profit appropriation
Auditors' report                                                          54

DIRECTORS' REPORT Year Ended 31 March 2004

Your Directors present their report on the consolidated entity consisting of James Hardie Industries NV (JHI NV) and the entities it controlled at the end of, or during, the year ended 31 March 2004 (collectively referred to as James Hardie).

DIRECTORS

At the date of this report the members of the Supervisory Board are: Mr AG McGregor (Chairman), Ms M Hellicar, Messrs MR Brown, MJ Gillfillan, JRH Loudon, GJ Clark, PS Cameron, DG McGauchie and JD Barr and Management Board members are:
Messrs PD Macdonald and FH Zwinkels. The Joint Board consists of all of the members of the Supervisory Board plus PD Macdonald.

JHI NV Board changes between 1 April 2003 to the date of this report were:
Messrs PS Cameron and DG McGauchie were appointed to the Supervisory and Joint Boards by shareholders on 15 August 2003, Mr FH Zwinkels was appointed to the Managing Board by shareholders on 15 August 2003 and Mr JD Barr joined the Supervisory and Joint Board on 18 September 2003.

Directors' qualifications, experience, special responsibilities and period in office are set out in the Directors' profiles on pages 34 - 35 of the Annual Report.

On 11 August 2004, the late Mr Alan McGregor resigned as Chairman of the Supervisory Board due to his ill health. Ms Meredith Hellicar was appointed Chairman of the Supervisory Board on the same day.

On 20 October 2004, Mr. Peter Shafron resigned from his position as Chief Financial Officer and on 21 October 2004, Mr. Peter Macdonald resigned from his position on the Managing Board and as Chief Executive Officer. On 22 October 2004, Mr Louis Gries was appointed as temporary member of the Managing Board in accordance with article 15.4 of the Company's Articles of Association and was granted the title of Interim Chief Executive Officer and Mr Russell Chenu was appointed as Executive Vice President, Australia and Interim Chief Financial Officer. On 14 February 2005, the Company announced the appointments of Mr Louis Gries as the Company's Chief Executive Officer and Mr Russell Chenu as its Chief Financial Officer.

COMPANY SECRETARY
Mr W (Pim) Vlot.

CORPORATE GOVERNANCE

Details of JHI NV's corporate governance and Board Committees are set out on pages 60 - 67 of the Annual Report.

DIRECTORS' ATTENDANCE AT JHI NV BOARD AND BOARD COMMITTEE MEETINGS DURING THE FISCAL YEAR 2004:

                        BOARDS OF DIRECTORS                      COMMITTEE
                              Supervisory                               Nominating
Member           Joint Board  Board            Audit       Remuneration and Governance
                 H       A    H       A        H      A    H     A       H      A
AG McGregor      6       6    2       2        6      6    3     3       3      3
M Hellicar       6       6    2       2        -      -    3     3       2      2
MR Brown         6       6    2       2        6      6    -     -       -      -
MJ Gillfillan    6       5    2       2        6      6    -     -       2      2
JRH Loudon       6       6    2       2        6      5    -     -       -      -
GJ Clark         6       5    2       2                    -     -       2      2
PS Cameron       4       4    1       1        -      -    -     -       3      3
DG McGauchie     4       4    1       1        -      -    -     -       2      2
JD Barr          3       3    1       1        -      -    2     2       -      -
PD Macdonald     6       6    -       -        -      -    -     -       -      -

                          MANAGEMENT BOARD

PD Macdonald     4       4    -       -        -      -    -     -       -      -
FH Zwinkels      3       3    -       -        -      -    -     -       -      -

H = Number of meetings held during the time the Director held office or was a member of the Committee during the fiscal year.

A = Number of meetings attended during the time the Director held office or was a member of the Committee during the fiscal year. Non-Committee members also attend Committee meetings from time to time - such attendances are not shown.

DIRECTORS' RELEVANT INTERESTS IN JHI NV SECURITIES:

SUPERVISORY BOARD
     MEMBERS         SHARES/CUFS(1)      MEMBERS          SHARES/CUFS(1)
AG McGregor(2)         8,614,895         GJ Clark            12,290
M Hellicar                 7,934         PS Cameron          11,602
MR Brown                  12,901         DJ McGauchie(3)      4,743
MJ Gillfillan             52,901         JD Barr             21,000
JRH Loudon                 3,480

MANAGING BOARD
    MEMBERS          SHARES/CUFS       OPTIONS
PD Macdonald(4)          428,980       3,774,000
FH Zwinkels(5)                 -           8,775

(1) Supervisory Board Share Plan (SBSP) allotment of 1,260 shares to AG McGregor, 2,225 shares to M Hellicar, 1,260 shares to MR Brown, 1,260 shares to MJ Gillfillan, 1,839 shares to JHR Loudon, 5,620 shares to GJ Clark, 5,602 shares to PS Cameron and 1,743 shares to DJ McGauchie was made on 22 August 2003 at A$7.52 per JHI NV share/CUFS under the terms of the SBSP approved by JHI NV shareholders at the 2002 Annual General Meeting. Each participant's 22 August 2003 mandatory participation of 1,260 JHI NV shares/CUFS is subject to voluntary escrow period ending on 22 August 2005. In addition, AG McGregor, M Hellicar, MR Brown, MJ Gillfillan, JRH Loudon and GJ Clark each hold 1,641 shares/CUFS subject to a voluntary escrow period ending 27 August 2004.

(2) Madingley Nominees Pty Limited holds as custodian 5,121,200 shares/CUFS owned by Andrew Thyne Reid Charitable Trust of which Mr McGregor is one of the Trustees. Its voting power is qualified to the extent that it must act in accordance with the terms of the Trust. Mr McGregor has no beneficial interest or entitlement in these shares/CUFS. An additional 3,220,268 shares/CUFS are held by Raasay Pty Limited and 270,526 shares/CUFS are held by Gonville Pty Limited for discretionary family trusts. In some cases, Mr McGregor is included amongst possible beneficiaries and is a director of the trustee company.

(3) Mr McGauchie holds 3,000 shares/CUFS as Trustee of a superannuation fund.

(4) Mr Macdonald purchased on market 164,000 CUFS at an average price of A$7.2383 in November 2003 and 3,600 CUFS beneficially and 380 CUFS non-beneficially in March 2004 at an average price of A$6.80.

(5) In December 2003, Mr Zwinkels exercised 2,925 options at A$6.45 per option and sold 2,925 shares/CUFS at A$7.05 per share.

OPTIONS

Details of JHI NV options granted and options exercised during the reporting period are set out in Note 5.3 to the Consolidated Financial Statements.

INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

During the financial year, James Hardie paid premiums for insurance policies insuring any past, present or future Director, secretary, executive officer or employee of James Hardie including JHI NV Directors named above, against certain liabilities. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums.

Under the JHI NV Articles of Association, every Director, officer, employee and agent of JHI NV and every person who, at the request of JHI NV, serves as a Director, officer or agent of another entity (in each case, an "Indemnified Person"), is indemnified out of property of JHI NV against:

a) liabilities reasonably incurred by the Indemnified Person in connection with any action to which the Indemnified Person is a party by reason of being an Indemnified Person (other than an action brought by or in the name of JHI NV), provided that the Indemnified Person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of JHI NV and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful;

b) expenses reasonably incurred by the Indemnified Person in connection with successfully defending any action described in a) above; and

c) expenses reasonably incurred by the Indemnified Person in connection with successfully defending any action brought by or in the name of JHI NV to which the Indemnified Person is a party by reason of being an Indemnified Person, provided that the Indemnified Person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of JHI NV, and provided that there was no gross negligence or willful misconduct on the part of the Indemnified Person in the performance of his duty to JHI NV (unless a Court having jurisdiction determines otherwise).

During the year several Australian Directors of JHI NV have received revised deeds of indemnification in accordance with the Articles and Dutch law.

PRINCIPAL ACTIVITIES

Principal activities of James Hardie during the financial year were the manufacture and marketing of fibre cement products in: the USA, Australia, New Zealand, Philippines and Chile. James Hardie also sells fibre cement products in Asia, the United Kingdom and Northern Europe.

REVIEW AND RESULTS OF OPERATIONS

A review of James Hardie's operations during the fiscal year and of the results of those operations is contained in the Performance Highlights on pages 3 - 7 of the Annual Report and in Management's Discussion and Analysis (MD&A) on pages 46 - 54 of the Annual Report.

OTHER DISCLOSURES

Readers are referred to the company's form 20-F document which is filed with the US Securities and Exchange Commission (SEC) prior to September 30 annually, and which contains additional disclosures prescribed by SEC rules. The form 20-F filing can be accessed through the Investor Relations area of the company's website at www.jameshardie.com

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

The Directors are not aware of any significant change in the state of affairs of James Hardie during the financial year that is not covered in the Annual Report.

POST FINANCIAL YEAR EVENTS

Since the end of the financial year James Hardie:

- See Note 4.11 in Notes to Consolidated Balance Sheet and Profit and Loss Account for post financial year events as they relate to SCI and Other Related Expenses.

- Established a captive insurance company in Guernsey to facilitate management of excess provisions and gaps under James Hardie major insurance cover underwritten by external insurance providers.

The Directors are not aware of any matter or circumstance since the end of the financial year not otherwise dealt with in this Annual Report that has significantly affected, or may significantly affect, the operations of James Hardie, other than as contained in the Chief Executive Officer's Report on pages 10 - 11 of the Annual Report.

FINANCIAL POSITION, OUTLOOK AND FUTURE NEEDS

The financial position, outlook and future needs of James Hardie are set out in the Chief Executive Officer's Report on pages 10 - 11 of the Annual Report and in the Chief Financial Officer's Report on pages 12 - 13 of the Annual Report. In the Board's opinion, any further disclosure of information could prejudice James Hardie's interests.

RESEARCH AND DEVELOPMENT

Information on James Hardie's Research and Development activities is contained in the Chief Executive Officer's Report on pages 10 - 11 of the Annual Report and in the section entitled Our Investment in Research and Development on pages 30 - 31 of the Annual Report.

EMPLOYEES

Information on James Hardie employees is set out on pages 38 - 39 of the Annual Report.

ENVIRONMENTAL REGULATIONS AND PERFORMANCE

The manufacturing and other ancillary activities conducted by James Hardie are subject to licenses, permits and agreements issued under environmental laws that apply in each respective location. Under the applicable licenses and trade waste agreements, discharges to water, air and the sewerage system and noise emissions are to be maintained below specified limits. In addition, dust and odour emissions from the sites are regulated by local government authorities.

Solid wastes are removed to licensed landfills and a program is in place to reduce waste produced from the manufacturing process.

James Hardie has in place an integrated environmental, health and safety management system which includes regular monitoring, auditing and reporting within James Hardie. The system is designed to continually improve James Hardie's performance and systems with training, regular review, improvement plans and corrective action as priorities.

Further information on James Hardie's environmental aims is set out on pages 42 - 43 of the Annual Report.

DIVIDENDS

The Joint Board has declared a dividend of 3 cents US currency per share. CUFS holders will be paid the dividend in Australian currency on 1 July 2004 if they are registered as at the close of business on 10 June 2004 (AEST). ADR holders will receive payment in US currency.

During the financial year JHI NV paid dividends of:

- US2.5 cents per share (A3.45 cents per CUFS) on 16 December 2003. ADR holders received payment in US currency.

- US2.5 cents per share (A3.76 cents per CUFS) on 2 July 2003. ADR holders received payment in US currency.

CAPITAL RETURN

JHI NV made a capital return of 13.05 Euro cents per share. Payment of A21.10 cents per CUFS was made to CUFS holders in Australian currency on 19 November 2003. ADR holders received payment in US currency at the rate of US14.99 cents per share.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

James Hardie aims to provide competitive total compensation by offering a package of fixed pay and benefits and variable performance pay, based on both medium and short-term incentives. James Hardie's executive compensation program is based on a pay for performance policy that differentiates compensation amounts based on an evaluation of performance results in two basic areas: the business and the individual. The program is administered by the Remuneration Committee. The Remuneration Committee reviews and approves all individual compensation recommendations for senior executives. The composition and responsibilities of the Committee are set out in the Corporate Governance section on pages 60 - 67 of the Annual Report and further information is available on the company's website at www.jameshardie.com.

The Chief Executive Officer makes recommendations to the Remuneration Committee on the compensation of James Hardie's key executives, based on assessments and advice from independent compensation consultants regarding the compensation practices of James Hardie and others specific to the countries in which James Hardie operates. However, the Remuneration Committee makes the final compensation decisions concerning these officers, the objective being to:

- Provide fixed pay (base salaries) to attract and retain key executives who are critical to James Hardie's long-term success by providing a guaranteed level of income that recognises the market value of the position as well as internal equities between roles, and the individual's capability, experience and performance. Base pay for management typically approximates or is slightly above the median salary for positions of similar responsibility in peer groups.

- Provide annual variable compensation awards that reward increases in James Hardie's economic profit, as well as agreed business and individual performance outcomes. Target incentive amounts are designed to be competitive by providing top quartile bonus payments for top quartile performance.

- Reinforce the executive officers' alignment with the financial interest of shareholders by providing equity-based medium-term incentives (share options and shadow share plans). Award levels are determined based on market standards and the individual's responsibility, performance and potential to enhance shareholder value. The Remuneration Committee uses the dilution-based methodology to determine the appropriate number of options to grant each year and benchmarks peers to allocate the shares appropriately to the executives.

Remuneration and other terms of employment for the Chief Executive Officer and certain other senior executives are formalised in service agreements.

Remuneration of non-executive Directors is determined by the Joint Board within the maximum amount approved by the shareholders from time to time. Shareholders at the 2002 JHI NV Annual General Meeting approved, in accordance with ASX Listing Rule 10.14, effective for a three-year period, a Supervisory Board Share Plan (SBSP). Under the SBSP, members of the Supervisory Board are required to accept at least US$10,000 of their annual fees in ordinary shares/CUFS in JHI NV which are subject to a two-year restricted trading period. Under the SBSP, members of the Supervisory Board will also be entitled to receive a greater proportion of their remuneration in JHI NV shares if they so elect. The issue price is the average of the market closing prices at which CUFS were quoted on the ASX during the five business days preceding the day of issue.

Non-executive Directors Messrs AG McGregor and MR Brown and Ms M Hellicar also have accrued retirement benefits up to July 2002 in accordance with a discontinued shareholder-approved scheme and together with Messrs PS Cameron and DG McGauchie receive Australian mandated 9% superannuation guarantee contributions on their fees. The Joint Board uses independent experts in Australia and the USA to benchmark Directors' remuneration against peer companies.

Details of the nature and amount of each element of the emoluments of each Director of JHI NV and each of the five current officers of James Hardie receiving the highest emoluments are set out in the following tables.

JHI NV DIRECTORS' EMOLUMENTS

                                                 Directors'     JHI NV
                                                 Cash Fees     Stock(1)     Total
                                                    US$          US$         US$
Non-Executive Directors
AG McGregor                                      160,000        10,000      170,000
M Hellicar                                        43,333        20,000       63,333
MR Brown                                          53,333        10,000       63,333
MJ Gillfillan                                     53,333        10,000       63,333
JRH Loudon                                        47,333        16,000       63,333
GJ Clark                                               -        63,333       63,333
PS Cameron                                             -        63,333       63,333
DG McGauchie                                      31,667        15,000       46,667
JD Barr                                           33,519             -       33,519
TOTAL EMOLUMENTS FOR NON-EXECUTIVE DIRECTORS     422,518       207,666      630,184

(1) The annual allocation to non-executive directors of JHI NV stock to the value of US$10,000 was approved by stockholders at the 2002 Annual General Meeting. The non-executive directors can elect to take additional stock in lieu of fees.

                                                               Superannuation       Shadow
                                                     TOTAL       and other         Share &
                           Base Pay    Bonuses      CASH PAY      Benefits        Options(1)
Managing Board Directors     US$         US$          US$           US$              US$
PD Macdonald               822,500     1,745,390    2,567,890      27,693         593,558
FH Zwinkels                121,756        27,921      149,677      24,241           3,345
TOTAL EMOLUMENTS FOR
EXECUTIVE DIRECTORS        944,256     1,773,311    2,717,567      51,934         596,903

(1) Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in emoluments during the period in which the options vest. Shadow share expense included in emoluments is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares. A$/US$ foreign exchange movements also affect the result. Actual benefit received depends on the JHI NV share price and foreign exchange rates at time of exercise.

EMOLUMENTS OF FIVE MOST HIGHLY REMUNERATED CURRENT OFFICERS EXCLUDING JHI NV DIRECTORS

                                                                                      Relocation
                                                      Superannuation     Shadow       Allowances
                                          TOTAL CASH    and other       Share &       and other
                 Base Pay     Bonuses        PAY         Benefits      Options(2)   Non-recurring
                   US$          US$          US$           US$            US$            US$
Louis Gries      439,427      753,720     1,193,147       126,725        228,535         -
Phillip Morley   327,630      445,742       773,372        90,802(1)     580,926         -
Don Merkley      315,577      437,401       752,978        80,503        173,176         -
Peter Shafron    307,500      375,951       683,451        46,625        360,222    16,356
Dave Merkley     285,577      394,064       679,641        80,481        135,437         -

(1) Gross up of tax on the increase/decrease in the investment value of superannuation is included for Mr P Morley.

(2) Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in emoluments during the period in which the options vest. Shadow share expense included in emoluments is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares; A$/US$ foreign exchange movements also affect the result. Actual benefit received will depend on the JHI NV share price and foreign exchange rates at time of exercise.

This report is made in accordance with a resolution of the Directors of the Joint Board.

M Hellicar                                L Gries
Chairman Supervisory                      Chief Executive Officer and
and Joint Boards                          Chairman Managing Board

Signed Amsterdam, The Netherlands, 18 July 2005

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

31 MARCH 2004 - ANNUAL REPORT OF THE DIRECTORS

Amsterdam
18 July 2005

Board of Directors,

SUPERVISORY BOARD
M Hellicar                                       M R Brown

M J Gillfillan                                   J R H Loudon

G J Clark                                        D G McGauchie

P S Cameron                                      J D Barr

MANAGING BOARD
L Gries                                          B Butterfield

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

                 CONSOLIDATED BALANCE SHEET AS AT 31 MARCH 2004
                    (before proposed appropriation of result)

                                                                     31 March
(Millions of US dollars)                                   2004                     2003
------------------------                                   ----                     ----
ASSETS

FIXED ASSETS
Intangible fixed assets                           2.8                   3.3
Tangible fixed assets                           567.1                 520.0
Financial fixed assets                           26.1                  21.4
Discontinued operations                             -                   1.3
                                                -----                 -----
                                                           -------              -------
                                                           $ 596.0              $ 546.0

CURRENT ASSETS
Discontinued operations                             -                   5.4
Stocks                                          103.2                  74.0
Receivables                                     128.5                  95.9
Refundable income taxes                          37.8                  44.6
Prepaid expenses and other current assets         8.8                   6.6
Deferred tax assets                              24.7                  23.0
Securities                                        3.7                   6.0
Cash at banks and in hand                        72.3                  54.6
                                                -----                 -----
                                                             379.0                310.1
                                                           -------              -------

                                                           $ 975.0              $ 856.1
                                                           =======              =======

LIABILITIES

GROUP EQUITY
Shareholders' equity                                         508.5                439.0

PROVISIONS - Product warranties                               12.0                 14.8
Long-term debt                                  147.4                 165.0
Deferred tax liabilities                         65.2                  59.5
Other liabilities                                82.3                  48.5
                                                -----                 -----
LONG-TERM LIABILITIES                                        294.9                273.0

Accounts payable and accrued liabilities         78.5                  74.0
Short-term debt                                  28.4                   8.8
Accrued payroll and employee benefits            41.1                  31.6
Income taxes payable                              9.8                   7.7
Other liabilities                                 1.8                   4.9
Current liabilities - discontinued operations       -                   2.3
                                                -----                 -----
CURRENT LIABILITIES                                          159.6                129.3

                                                           -------              -------
                                                           $ 975.0              $ 856.1
                                                           =======              =======

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

                    CONSOLIDATED PROFIT AND LOSS ACCOUNT 2004

(Millions of US dollars)                                    2004                 2003
------------------------                                    ----                 ----
Net turnover                                                981.9                783.6

Cost of sales                                              (623.0)              (492.8)
                                                           ------               ------

Gross operating result                                      358.9                290.8

Selling expenses                                 (57.1)                (56.6)
General and
administrative expenses                         (129.7)               (105.5)
                                                ------                ------

Costs                                                      (186.8)              (162.1)
                                                           ------               ------

Net sales margin                                            172.1                128.7

Other operating income                                        3.5                  0.7
Other non-operating income                                   (0.4)               133.9
Financial income and expenses                               (10.0)               (19.9)
                                                           ------               ------
Result on ordinary activities
before taxation                                             165.2                243.4

Taxation on result on ordinary activities                   (35.7)               (73.0)
                                                           ------               ------

NET RESULT AFTER TAXATION                                   129.5                170.4
                                                           ======               ======

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

                      CONSOLIDATED CASH FLOW STATEMENT 2004

(Millions of US dollars)                                                              2004            2003
------------------------                                                              ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                           $ 129.5         $ 170.4
Adjustments to reconcile net income to net cash provided by
                 operating activities:
                 Gain on disposal of subsidiaries and businesses                        (4.1)          (84.8)
                 Gain on sale of land and buildings                                     (4.2)              -
                 Gain on disposal of investments and negotiable securities                 -            (0.4)
                 Impairment of Investment                                                2.2               -
                 Depreciation and amortisation                                          36.4            28.7
                 Deferred income taxes                                                  14.6           (10.6)
                 Prepaid Pension cost                                                    1.8             2.3
                 Tax benefit from stock options exercised                                0.4             0.8
                 Stock compensation                                                      3.3             1.9
                 Other                                                                   0.8               -
Changes in operating assets and liabilities:
                 Accounts receivable                                                   (24.8)          (10.8)
                 Inventories                                                           (24.9)           (8.5)
                 Prepaids and other current assets                                       2.1           (12.5)
                 Accounts payable                                                        1.3            14.5
                 Accrued liabilities and other liabilities                              28.2           (26.3)
                                                                                   ---------         -------
                             Net cash provided by operating activities                 162.6            64.7
                                                                                   ---------         -------
CASH FLOWS FROM INVESTING ACTIVITIES:
                 Purchases of property, plant and equipment                            (74.8)          (90.2)
                 Proceeds from sale of property, plant and equipment                    10.9            49.0
                 Proceeds from disposal of subsidiaries and businesses, net of
                     cash invested                                                       5.0           334.4
                 Proceeds from sale and maturity of investments                            -             1.1
                 Collections on loans receivable                                         0.9             0.7
                 Cash transferred on establishment of ABN 60 Foundation                    -           (57.1)
                                                                                   ---------         -------
                             Net cash (used in) provided by investing activities       (58.0)          237.9
                                                                                   ---------         -------
CASH FLOWS FROM FINANCING ACTIVITIES:
                 Net proceeds from line of credit                                        0.5             3.1
                 Proceeds from borrowings                                                  -             2.4
                 Repayments of borrowings                                                  -          (160.0)
                 Proceeds from issuance of shares                                        3.2             4.2
                 Repayments of capital                                                 (68.7)          (94.8)
                 Dividends paid                                                        (22.9)          (34.3)
                                                                                   ---------         -------
                             Net cash used in financing activities                     (87.9)         (279.4)
                                                                                   ---------         -------
Effects of exchange rate changes on cash                                                 0.5             0.8
Net increase in cash and cash equivalents                                               17.2            24.0
Cash and cash equivalents at beginning of period                                        55.1            31.1
                                                                                   ---------         -------
Cash and cash equivalents at end of period                                              72.3            55.1
                                                                                   =========         =======
Components of cash and cash equivalents:
                 Cash at bank and on hand                                               24.6            39.7
                 Short-term deposits                                                    47.7            14.9
                                                                                   ---------         -------
                 Cash and cash equivalents - continuing operations                      72.3            54.6
                 Cash at bank and on hand - discontinued operations                        -             0.5
                                                                                   ---------         -------
Cash and cash equivalents at end of period                                           $  72.3         $  55.1
                                                                                   =========         =======
Supplemental disclosure of cash flow activities:
Cash paid during the period for interest, net of amounts capitalised                 $  11.7         $  28.1
Cash paid (refunded) during the period for income taxes, net                         $  (6.5)        $  77.3

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

       NOTES TO THE CONSOLIDATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

1    GENERAL

1.0  Updated Accounts

These accounts as previously issued in November 2004 have been updated for events subsequent to 31 March 2004. See Note 4.11.

1.1  Activities

The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, Philippines, Chile and Europe. Prior to 25 April 2003, the Company manufactured gypsum wallboard for interior construction applications in the United States.

1.2  Group structure

On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited ("JHIL"), a public company organised under the laws of Australia and listed on the Australia Stock Exchange, announced a plan of reorganisation and capital restructuring (the "1998 Reorganisation"). James Hardie N.V. ("JHNV") was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL's shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the "Transferred Businesses") to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the "2001 Reorganisation"). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. ("JHI NV"), formerly RCI Netherlands Holdings B.V., issued common shares represented by CHESS Units of Foreign Securities ("CUFS") on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

1.3  Consolidation

The consolidated annual accounts comprise the financial information of James Hardie Industries N.V and of its investments in which it exercises a controlling interest. These investments are fully included in the consolidation.

The consolidated annual accounts comprise the financial information of the following companies:

Name of Company                                  Jurisdiction of Establishment
------------------------------------------       -----------------------------
Artisan Roofing Products LLC                     United States
James Hardie Australia Pty Ltd                   Australia
James Hardie Building Products Canada Inc.       Canada
James Hardie Building Products Inc.              United States
James Hardie Europe B.V.                         Netherlands
James Hardie Fibre Cement Pty Ltd                Australia
James Hardie Fibrocementos Limitada              Chile
James Hardie International Finance B.V.          Netherlands
James Hardie New Zealand Ltd                     New Zealand
James Hardie Philippines Inc.                    Philippines
James Hardie Research Pty Ltd                    Australia

A number of small majority shareholdings that are separately and jointly of negligible importance have been excluded from consolidation.

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

1.4 Notes to the cash flow statement

The cash flow statement has been prepared applying the indirect method. The cash and cash equivalents in the cash flow statement comprise the balance sheet item cash at banks and in hand and the bank overdraft forming part of the current liabilities. Cash flows in foreign currencies have been translated at estimated average exchange rates. Exchange differences affecting cash items are shown separately in the cash flow statement. Income and expenses in respect of interest, dividends received and taxation on profits are included in the cash flow from operating activities. Dividends paid have been included in the cash flow from financing activities.

2  PRINCIPLES OF VALUATION OF ASSETS AND LIABILITIES

2.1  General

The annual accounts are prepared in accordance with accounting principles generally accepted in The Netherlands. The annual accounts are prepared in US$. Assets and liabilities are valued at face value, unless otherwise indicated.

2.2  Comparison with prior year

The principles of valuation and determination of result remained unchanged compared to the prior year, except for the presentation of the cash dividend to be paid out to holders of ordinary shares in respect of the financial year under review.

Certain prior year balances have been reclassified to conform with the current year presentation.

2.3 Foreign currencies

Balance sheet items relating to assets and liabilities denominated in currencies other than the US dollars are translated at the rate of exchange prevailing on balance sheet date, except insofar as the exchange risk has been hedged. In those cases valuation occurs at the forward rates agreed upon. The resulting exchange rate differences are credited or charged to the profit and loss account, apart from those on long-term loans, which relate to the financing of a foreign investment. These exchange differences are directly added to or charged against reserves, as component of the legal reserve investments in affiliates and associates. Transactions in foreign currency during the period have been incorporated in the annual accounts at the rate of settlement.

The annual accounts of group companies denominated in other currencies than the US dollars are translated at the exchange prevailing on balance sheet date. The exchange difference for the initial capital and for the equity movements in the course of the financial year are directly added to or charged against shareholders' equity.

2.4  Intangible fixed assets

Goodwill is calculated as the difference between cost price and the net asset value of the shareholdings acquired. Goodwill is capitalised and amortised on a straight-line basis over the estimated useful economic life with a maximum of 20 years. Permanent decreases in value as at balance sheet date are taken into account.

The Company records acquired proven and probable silica mineral ore reserves at their fair value at the date of acquisition. Depletion expense is recorded based on the estimated rate per ton multiplied by the number of tons extracted during the period. The rate per ton may be periodically revised by management based on changes in the estimated tons available to be extracted which, in turn, is based on third party studies of proven and probable reserves. The estimated costs of reclamation associated with mining activities are accrued during production and are included in determining the cost of production.

2.5 Tangible fixed assets

Land and buildings are valued at acquisition cost plus additional expenses less straight-line depreciation over the estimated useful economic life. Permanent impairment of assets as at balance sheet date are taken into account.

Other fixed assets are valued at acquisition or manufacturing cost plus additional expenses less straight line depreciation over the estimated useful economic life, or lower market value.

Assets not used in operations are valued at expected direct realisable value.

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

2.6 Stocks

Stocks of raw materials and consumables are valued at purchase prices, using the FIFO method (first in, first out) or lower market value. Stocks of semi-finished articles and trade goods are valued at the lower of cost and market value. Cost consists of all direct costs of acquisition or manufacturing and transportation expenses incurred. The costs of manufacturing include direct labour expenses and an uplift for indirect fixed and variable expenses relating to the manufacturing. A mark up for indirect costs, mainly in respect of housing, administrative and general administration expenses is also taken into account.

Work in progress is valued at direct material and labour expenses with an uplift for fixed and variable indirect costs relating to the manufacturing. A mark-up for indirect costs, mainly in respect of housing, administrative and general administration expenses, is also taken into account.

2.7 Receivables

Receivables are valued at face value less a provision for possibly uncollectible accounts.

2.8 Securities (included under current assets)

Listed securities are valued at market value; unlisted securities are valued at the lower of cost or market value.

2.9 Provisions

Provisions are set up in respect of actual or specific risks and commitments existing at balance sheet date, of which the size is uncertain but can be estimated using a reliable method. Pension provisions are valued at present value based on actuarial principles. The other provisions are recognised at face value.

2.10 Deferred tax assets and liabilities

Deferred tax assets and liabilities are included in respect of the timing differences in valuation of assets and liabilities for annual account purposes and tax purposes. The deferred tax assets and liabilities are calculated based on tax rates prevailing at the year end or applicable future tax rates, in so far as already decreed by law. Deferred tax assets, including those resulting from loss carry-forwards, are valued if it can be reasonably assumed that these will be realised. The deferred tax assets and liabilities are included at face value.

3   PRINCIPLES OF DETERMINATION OF RESULT

3.1 General

The result represents the difference between the value of the goods delivered and costs for the year. The results on transactions are recognised in the year they are realised; losses are taken as soon as they are foreseeable.

3.2  Exchange rate differences

Exchange rate differences arising upon the settlement of monetary items are recognised in the profit and loss account in the period that they arise. Exchange rate differences on long-term loans relating to the financing of foreign participations are directly taken to shareholders' equity.

3.3  Net turnover

Net turnover represents the amounts charged/chargeable to third parties for goods delivered in the reporting year less discounts and excluding VAT. The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer which generally occurs at the time of delivery to the customer. The Company records estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management's best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted if necessary, as additional information becomes available.

3.4  Cost of sales

Cost of sales represents the direct and indirect expenses attributable to turnover.

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

3.5   Costs

Costs are recognised at the historical cost convention and are allocated to the reporting year to which they relate.

Depreciation on buildings is based on acquisition cost; depreciation on other fixed assets is based on purchase price or manufacturing cost. Land is not depreciated. Depreciation is provided by the straight-line method over the estimated useful economic life.

3.6  Selling expenses

Selling expenses concern the direct expenses of the sales activities. Selling expenses also include warehouse charges for finished goods and trade goods and the transport costs relating to the sales transactions.

3.7  General and administrative expenses

General and administrative expenses include the expenses of the Board of Directors and the corporate department.

3.8  Extraordinary items

This relates to items coming under result from ordinary activities for which, for the purposes of comparison, separate notes are included based on the nature, extent or incidental character of these items.

3.9  Taxation

Tax on result is calculated by applying the current rate to the result for the financial year in the profit and loss account, taking into account tax losses carry-forward and tax exempt profit elements and after inclusion of non-deductible costs.

3.10 Earnings per Share

The Company is required to disclose basic and diluted earnings per share ("EPS"). Basic EPS is calculated using income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

                                                      Years Ended 31 March
(Millions except per share amounts)                   2004            2003
-----------------------------------                  -----           ------
Basic common shares outstanding                       458.1           456.7
Dilutive effect of stock options                        3.3             2.7
                                                      -----           -----
Diluted common shares outstanding                     461.4           459.4
                                                      =====           =====

Net income per share - basic                         $ 0.28          $ 0.37
Net income per share - diluted                       $ 0.28          $ 0.37

Potential common shares of 2.0 million and 1.3 million for the years ended 31 March 2004 and 2003, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

4  NOTES TO THE CONSOLIDATED BALANCE SHEET

4.1  Intangible fixed assets

                                        Goodwill     Other       Total
1 APRIL 2003
Acquisition or manufacturing costs      $    2.0    $    2.3    $   4.3
Accumulated decreases in value
and amortisation                            (0.3)       (0.7)      (1.0)
                                        --------    --------    -------
Book value                                   1.7         1.6        3.3

MOVEMENTS 2004
Exchange differences                         0.3        (0.1)   $   0.2
Amortisation                                (0.1)       (0.5)      (0.6)
Additional Minimum pension liability           -        (0.1)      (0.1)
                                        --------    --------    -------
                                        $    0.2    $   (0.7)      (0.5)
                                        --------    --------    -------

31 MARCH 2004
Acquisition or manufacturing costs           2.3         2.1        4.4
Accumulated decrease in value               (0.4)       (1.2)      (1.6)
and amortisation
                                        --------    --------    -------
Book value                              $    1.9    $    0.9    $   2.8
                                        ========    ========    =======

Annual amortisation rate                     5.0%       21.7%      14.0%
                                        ========    ========    =======

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

4.2  Tangible fixed assets

                                                       Machinery
                                                          and       Assets under
                                Land    Buildings      Equipment    construction      TOTAL
                               ------   ---------      ---------    ------------     -------
1 APRIL 2003
At cost                        $  8.6    $ 119.8       $ 444.4        $ 107.0        $ 679.8
Accumulated decrease in
value and depreciation              -      (20.9)       (138.9)             -         (159.8)
                               ------    -------       -------        -------        -------
Book value                        8.6       98.9         305.5          107.0          520.0

MOVEMENTS 2004
Additions                         3.5       25.1          89.5          (44.0)          74.1
Disposals                        (0.8)      (5.3)         (0.6)             -           (6.7)
Exchange differences                -          -          16.3              -           16.3
Depreciation                        -       (4.7)        (31.2)             -          (35.9)
Other movement                      -          -          (0.7)             -           (0.7)
                               ------    -------       -------        -------        -------
                                  2.7       15.1          73.3          (44.0)          47.1

31 MARCH 2004
At cost                          11.3      135.0         562.8           63.0          772.1
Accumulated decrease in value
and depreciation                    -      (21.0)       (184.0)             -         (205.0)
                               ------    -------       -------        -------        -------
Book value                     $ 11.3    $ 114.0       $ 378.8        $  63.0        $ 567.1
                               ======    =======       =======        =======        =======
Annual depreciation rates         0.0%       3.9%          7.0%           0.0%           5.3%
                               ======    =======       =======        =======        =======

In the financial year an amount of $1.6 million was capitalised for interest on buildings and plants under construction.

4.3  Financial fixed assets

                                                    Pensions     Tax      Total
                                                    --------    ------    ------
1 APRIL 2003
Book value                                          $      -    $ 21.4    $ 21.4

MOVEMENTS 2003
Reversal of Minimum pension liability adjustment        10.4         -      10.4
Employee contributions                                   2.8         -       2.8
Charged to expense                                      (1.8)     (9.4)    (11.2)
Exchange difference                                      2.7         -       2.7
                                                    --------    ------    ------
                                                        14.1      (9.4)      4.7

31 MARCH 2004
Book value                                          $   14.1    $ 12.0    $ 26.1
                                                    ========    ======    ======

$3.0 million of the $14.1 million prepaid pension cost is expected to be settled within one year.

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

  Retirement plans

The Company sponsors a defined contribution plan for employees in its US operations and defined benefit and defined contribution plans for its Australian and New Zealand employees, respectively. The defined contribution plan in the US covers all US employees meeting certain eligibility requirements and provides for contributions of up to 6% of their salary or wages.

The Company's expense for its defined contribution plans totalled $3.8 million and $2.9 million for the years ended 31 March 2004 and 2003, respectively.

The following are the components of net periodic pension cost for the Australian defined benefit pension plan:

                                                 Years Ended 31 March
                                                 2004           2003
                                                 -----          -----
Service cost                                     $ 2.9          $ 2.7
Interest cost                                      2.9            2.9
Expected return on plan assets                    (3.6)          (3.2)
Amortisation of unrecognised transition asset     (0.9)          (0.8)
Amortisation of prior service costs                0.1              -
Recognised net actuarial loss                      0.4            0.7
                                                 -----          -----
Net periodic pension cost                        $ 1.8          $ 2.3
                                                 =====          =====

The following are the assumptions used in developing the net periodic benefit cost and projected benefit obligation as of 31 March for the Australian defined benefit pension plan:

                                                     31 March
                                                 2004         2003
                                                 -----        ----
Net Periodic Benefit Cost Assumptions:
Discount rate                                    6.8%         7.0%
Rate of increase in compensation                 3.5%         3.5%
Expected return on plan assets                   6.8%         7.0%

Projected Benefit Obligation Assumptions:
Discount rate                                    6.5%         6.8%
Rate of increase in compensation                 4.0%         3.5%

Plan assets consist primarily of investments in marketable securities. Net unrecognised gains and losses are amortised over the average remaining service period of active employees. A market related value of assets is used to determine pension costs with the difference between actual and expected investment return each year recognised over 5 years. The discount rate methodology is based on the yield on 10 year high quality investment securities adjusted to reflect the rates at which pension benefits could be effectively settled. The changes in the discount rate from 2003 to 2004 are a direct result of the changes in yields of high quality investment securities over the same periods, adjusted to rates at which pension benefits could be effectively settled. The increase in the rate of increase in compensation under the projected benefit obligation assumption from 2003 to 2004 reflects an increase in the expected margin of compensation increases over price inflation. The decrease in the expected return on plan assets from 2003 to 2004 is a result of lower expected after-tax rates of return.

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

The following are the actuarial changes in the benefit obligation, changes in plan assets and the funded status of the Australian defined benefit pension plan:

                                                                        Years Ended 31 March
(Millions of US dollars)                                                  2004       2003
------------------------                                                 -------    -------
Changes in benefit obligation:
Benefit obligation at 1 April                                            $  38.5    $  38.7
Service cost                                                                 2.9        2.7
Interest cost                                                                2.9        2.9
Plan participants' contributions                                             0.3        0.3
Actuarial gain                                                              (1.5)      (5.5)
Benefits paid                                                              (11.8)      (5.5)
Foreign currency translation                                                 9.4        4.9
                                                                         -------    -------
Benefit obligation at 31 March                                           $  40.7    $  38.5
                                                                         =======    =======

Changes in plan assets:
Fair value of plan assets at 1 April                                     $  37.7    $  39.8
Actual return (loss) on plan assets                                          3.0       (4.4)
Employer contributions                                                       2.8        2.5
Participant contributions                                                    0.3        0.3
Benefits paid                                                              (11.8)      (5.5)
Foreign currency translation                                                 9.2        5.0
                                                                         -------    -------
Fair value of plan assets at 31 March                                    $  41.2    $  37.7
                                                                         =======    =======

Funded status                                                            $   0.6    $  (0.8)
Unamortised prior service cost                                               0.1        0.1
Unrecognised actuarial loss                                                 13.4       11.9
Unrecognised net transition asset                                              -       (0.8)
                                                                         -------    -------
Net asset                                                                $  14.1    $  10.4
                                                                         =======    =======

Pension assets (liabilities) recognised in the financial statements:

Prepaid pension cost                                                     $  14.1    $  10.4
Accrued pension liability                                                      -      (11.2)
Accumulated other comprehensive loss                                           -       11.1
Intangible asset                                                               -        0.1

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

The Company recorded an additional minimum pension liability of $11.2 million at 31 March 2003. The adjustment was reflected in other liabilities, accumulated other comprehensive income and intangible assets, as appropriate, and is prescribed when the accumulated benefit obligation of the plan exceeds the fair value of the underlying pension plan assets and accrued pension liabilities. In the current fiscal year, this minimum pension liability was reversed as the fair value of plan assets exceeded the plan's accumulated benefit obligation at 31 March 2004.

4.4  Stocks

                                                         31 March
                                                      2004        2003
                                                    --------    -------
Raw materials and consumables                       $   22.3    $  16.2
Work in progress                                         6.4        4.5
Finished goods                                          76.7       54.7
Provisions for obsolete goods and raw materials         (2.2)      (1.4)
                                                    --------    -------
                                                    $  103.2    $  74.0
                                                    ========    =======

4.5  Receivables

                                           31 March
                                       2004        2003
                                     --------    -------
Trade debtors                        $  109.9    $  78.0
Taxation - VAT                            4.0        4.9
Other receivables                         5.7        5.9
Allowances for doubtful accounts         (1.2)      (1.0)
Employee loans                            4.0        4.4
Long-term receivables                     6.1        3.7
                                     --------    -------
                                     $  128.5    $  95.9
                                     ========    =======

The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

                                   31 March
                                2004       2003
                                ----       ----
Balance at 1 April             $  1.0    $  0.5
Charged to expense                0.9       0.5
Costs and deductions             (0.8)     (0.1)
Foreign currency movements        0.1       0.1
                               ------    ------
Balance at 31 March            $  1.2    $  1.0
                               ======    ======

At 31 March 2004 and 2003, loans totalling $167,635 and $197,130 were outstanding from directors of JHI NV and its subsidiaries under the terms and conditions of the Executive Share Purchase Plan (the "Plan"). Loans under the Plan are interest free and repayable from dividend income earned by or capital returns from securities acquired under the Plan. The loans are collateralised by CUFS under the Plan. No new loans to directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.

During fiscal years 2004 and 2003, repayments totalling $22,693 and $95,239, respectively, were received in respect of the Plan from AT Kneeshaw, PD Macdonald, PG Morley and DAJ Salter. During fiscal years 2004 and 2003, directors resigned with loans outstanding totalling $26,204 and $201,840, respectively, at the date of their resignation. These amounts are repayable within two years under the terms of the Plan.

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

4.6  Securities

                                                         31 March
                                                       2004     2003
                                                      ------   ------
Marketable securities at cost                         $  2.1   $  3.2
Unrealised gains                                           -      1.1
                                                      ------   ------
Marketable securities at fair value                      2.1      4.3
Other securities at cost approximating fair value        1.6      1.7
                                                      ------   ------
Total securities                                      $  3.7   $  6.0
                                                      ======   ======

4.7 Cash at banks and in hand

Cash at banks and in hand includes deposits of US$47.7 with a term of 3 months maximum. Short-term deposits are placed at floating interest rates varying between 0.90% to 1.02% and 1.18% to 1.75% as of 31 March 2004 and 2003,
respectively.

4.8 Provisions

Movements in provisions are specified as follows:

                                           Payroll &
                                           Employee    Product
                                            benefit  Warranties   Taxes     Other      TOTAL
                                            -------  ----------   -----     -----      -----
1 April 2003                                $  31.6   $  14.8    $  67.2   $  53.4    $  167.0
Additions                                       7.4       2.2        7.8      34.6        52.0
Releases                                          -      (5.7)         -      (6.3)      (12.0)
Foreign currency translation adjustment         2.1       0.7          -       2.4         5.2
                                            -------   -------    -------   -------    --------
31 March 2004                               $  41.1   $  12.0    $  75.0   $  84.1    $  212.2
                                            =======   =======    =======   =======    ========

The provision for deferred tax liabilities is formed in respect of the timing differences between valuation of the tangible fixed assets and work in progress for annual account purposes and that for tax purposes.

The Company offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires that the Company replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company's warranty provisions are adjusted as necessary. While the Company's warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could exceed those estimates.

$2.3 million of the provisions is of a long-term nature (exceeding one year).

4.9  Long-term liabilities

                                                                             31 March
                                                                        2004         2003
                                                                        -----------------
                                          Term 1-5      Term 1>5
                                            years         years         TOTAL       Total
Current portion of long-term debt                                     $   17.6     $      -
Non-current portion of long-term debt                                    147.4        165.0
                                                                      --------     --------
Loans from credit institutions              $  124.7     $   40.3     $  165.0     $  165.0
                                            ========     ========     ========     ========

The US$ non-collateralised notes form part of a seven tranche private placement facility which provides for maximum borrowings of $165.0 million. Principal repayments are due in seven instalments that commence on 5 November 2004 and end on 5 November 2013. The tranches bear fixed interest rates of 6.86%, 6.92%, 6.99%, 7.05%, 7.12%, 7.24% and 7.42%. Interest is payable in May and November each year.

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

As a consequence of the completion of the sale of the Gypsum business on 25 April 2002, the Company was technically not in compliance as of that date with certain pre-approval covenants of its US$ non-collateralised note agreements totalling $225.0 million. Effective 23 December 2002, the note purchase agreement was amended to, among other matters, modify these covenants to remove the technical non-compliance caused by the sale of the Gypsum business. In connection with such amendment, the Company prepaid $60.0 million in principal amount of notes. As a result of the early retirement, the Company incurred a $9.9 million make-whole payment charge. The make-whole payment was charged to interest expense during the year ended 31 March 2003.

The US$ denominated non-collateralised revolving loan facility can be repaid and redrawn until maturity in November 2006 and provides for maximum borrowings of A$200.0 million ($152.0 million). Interest is recalculated at the commencement of each draw-down period based on the US$ LIBOR or the average Australian bank bill rate plus the margins of individual lenders, and is payable at the end of each draw-down period. During the year, the Company paid $0.4 million in commitment fees. At 31 March 2004, there was $152.0 million available under this revolving loan facility.

The A$ loan from the Medical Research and Compensation Foundation was repaid in full during the year ended 31 March 2002.

At 31 March 2004, the following are the scheduled maturities of long-term debt for each of the next five years and in total thereafter:

(Millions of US dollars)
----------------------
Years Ending 31 March:
2005                                          $  17.6
2006                                             25.7
2007                                             27.1
2008                                              8.1
2009                                             46.2
Thereafter                                       40.3
                                              -------
Total                                         $ 165.0
                                              =======

The Company has short-term non-collateralised stand-by loan facilities which provide for maximum borrowings of $117.5 million. At 31 March 2004, the facilities had a maturity date of 30 October 2004 and the Company had not drawn down any of these facilities. During April 2004, the Company renegotiated the facilities to extend the maturity date to 30 April 2005. Interest is recalculated at the commencement of each draw-down period based on either the US$ LIBOR or the average A$ bank bill bid rate plus the margins of the individual lenders and is payable at the end of each draw-down period. During the year, the Company paid $0.2 million in commitment fees.

The Company has a short-term US$ line of credit which provides for maximum borrowings of $11.5 million. At 31 March 2004, the Company had drawn down $10.8 million on this line of credit. The line of credit can be repaid and redrawn until maturity in October and December 2004. Interest is recalculated at the commencement of each draw-down period based on the 90-day Chilean Tasa Activa Bancaria ("TAB") rate plus a margin and is payable at the end of each draw-down period. At 31 March 2004 and 2003, the weighted average interest rate on outstanding borrowings under this facility was 3.24% and 4.80%, respectively. The Company expects to renew this agreement under similar terms and conditions after its maturity in October and December 2004.

At 31 March 2004, management believes it was in compliance with all restrictive covenants contained in the non-collateralised notes, revolving loan facility and the stand-by credit facility agreements. Under the most restrictive of these covenants, the Company is required to maintain certain ratios of debt to equity and net worth and levels of earnings before interest and taxes.

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

     Other Liabilities

Other liabilities consist of the following components:

                                                                   31 March
(Millions of US dollars)                                      2004         2003
------------------------                                      ----         ----
CURRENT OTHER LIABILITIES:
            Reorganisation                                   $  0.7       $  0.8
            Surplus leased space                                  -          1.5
            Other                                               1.1          2.6
                                                             ------       ------
                 Total current other liabilities             $  1.8       $  4.9
                                                             ======       ======

NON-CURRENT OTHER LIABILITIES:
            Employee entitlements                              13.5         15.4
            Product liability                                   5.6          1.2
            Other                                              63.2         31.9
                                                             ------       ------
                 Total non-current other liabilities         $ 82.3       $ 48.5
                                                             ======       ======

     Currency

All loans are contracted in US$.

4.10  Indemnities granted

None of the assets are pledged as security for the redemption of amounts payable to credit institutions.

4.11 Contingencies and commitments

     Amaca Pty Ltd, Amaba Pty Ltd and ABN 60

In February 2001, ABN 60, formerly known as James Hardie Industries Limited ("JHIL"), established the Medical Research and Compensation Foundation (the "Foundation") by gifting A$3.0 million (US$1.7 million) in cash and transferring ownership of Amaca and Amaba to the Foundation. The Foundation is a special purpose charitable foundation established to fund medical and scientific research into asbestos-related diseases. Amaca and Amaba were Australian companies which had manufactured and marketed asbestos-related products prior to 1987.

The Foundation is managed by independent trustees and operates entirely independently of the Company and its current subsidiaries. The Company does not control (directly or indirectly) the activities of the Foundation in any way and, effective from 16 February 2001, has not owned, or controlled (directly or indirectly) the activities of Amaca or Amaba. In particular, the trustees of the Foundation are responsible for the effective management of claims against Amaca and Amaba, and for the investment of Amaca's and Amaba's assets. Other than the offers to provide interim funding to the Foundation and the indemnity to the directors of ABN 60 referred to later in this footnote, the Company has no commitment to or interest in the Foundation, Amaca or Amaba, and it has no right to dividends or capital distributions made by the Foundation.

On 31 March 2003, the Company transferred control of ABN 60 to a newly established company named ABN 60 Foundation Pty Ltd ("ABN 60 Foundation"). ABN 60 Foundation was established to be the sole shareholder of ABN 60 and to ensure that ABN 60 meets payment obligations to the Foundation owed under the terms of a deed of covenant and indemnity described below. Following the establishment of the ABN 60 Foundation, the Company no longer owned any shares in ABN 60. ABN 60 Foundation is managed by independent directors and operates entirely independently of the Company. The Company does not control the activities of ABN 60 or ABN 60 Foundation in any way, it has no economic interest in ABN 60 or ABN 60 Foundation, and it has no right to dividends or capital distributions made by the ABN 60 Foundation.

Up to the date of the establishment of the Foundation, Amaca and Amaba incurred costs of asbestos-related litigation and settlements. From time to time, ABN 60 was joined as a party to asbestos suits which were primarily directed at Amaca and Amaba. Because Amaca, Amaba and ABN 60 are no longer a part of the Company, and all relevant claims against ABN 60 had been successfully defended, no provision for asbestos-related claims was established in the Company's consolidated financial statements at 31 March 2005 and 2004.

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

It is possible that the Company could become subject to suits for damages for personal injury or death in connection with the former manufacture or sale of asbestos products that are or may be filed against Amaca, Amaba or ABN 60. However, as described further below, the ability of any claimants to initiate or pursue such suits may be restricted or removed by legislation which the New South Wales ("NSW") Government has agreed to contemplate following the Company's entry into a Heads of Agreement, also described further below. Although it is difficult to predict the incidence or outcome of future litigation, the Company believes that, in the absence of governmental action introducing legislation or a change in jurisprudence as previously adopted in prior case law before the NSW Supreme Court and Federal High Court, as more fully described below, the risk that such suits could be successfully asserted against the Company is not probable and estimable at this time. This belief is based in part on the fact that, following the transfers of Amaca and Amaba to the Foundation and of ABN 60 to the ABN 60 Foundation: none of those companies are part of the Company; the separateness of corporate entities under Australian law; the limited circumstances where "piercing the corporate veil" might occur under Australian and Dutch law; there is no equivalent under Australian common law of the US legal doctrine of "successor liability," and because JHI NV has been advised that the principle applicable under Dutch law, to the effect that transferees of assets may be held liable for the transferor's liabilities when they acquire assets at a price that leaves the transferor with insufficient assets to meet claims, is not triggered by those transfers of Amaca, Amaba and ABN 60 or the restructure of the Company in 2001 or previous group transactions. The courts in Australia have generally refused to hold parent entities responsible for the liabilities of their subsidiaries absent any finding of fraud, agency, direct operational responsibility or the like. However, if suits are made possible and/or successfully brought, they could have a material adverse effect on the Company's business, results of operations or financial condition.

During the year ended 31 March 2005, James Hardie has not been a party to any material asbestos litigation and has not made any settlement payments in relation to such litigation.

Special Commission of Inquiry

On 29 October 2003, the Foundation issued a press release stating that its "most recent actuarial analysis estimates that the compensation bill for the organisation could reach one billion Australian dollars in addition to those funds already paid out to claimants since the Foundation was formed and that existing funding could be exhausted within five years." In February 2004, the NSW Government established a Special Commission of Inquiry ("SCI") to investigate, among other matters described below, the circumstances in which the Foundation was established. The SCI was instructed to determine the current financial position of the Foundation and whether it is likely to meet its future asbestos-related claims in the medium to long-term. It was also instructed to report on the circumstances in which the Foundation was separated from ABN 60 and whether this may have resulted in or contributed to a possible insufficiency of assets to meet future asbestos-related liabilities, and the circumstances in which any corporate restructure or asset transfers occurred within or in relation to the James Hardie Group prior to the funding of the Foundation to the extent that this may have affected the Foundation's ability to meet its current and future liabilities. The SCI was also instructed to report on the adequacy of current arrangements available to the Foundation under the Corporations Act of Australia to assist the Foundation in managing its liabilities and whether reform is desirable in order to assist the Foundation in managing its obligations to current and future claimants.

On 14 July 2004, following the receipt of a new actuarial estimate of asbestos liabilities of the Foundation by KPMG Actuaries Pty Ltd ("KPMG Actuaries"), the Company lodged a submission with the SCI stating that the Company would recommend to its shareholders that they approve the provision of an unspecified amount of additional funding to enable an effective statute-based scheme to compensate all future claimants for asbestos-related injuries for which Amaca and Amaba are liable. The Company proposed that the statutory scheme include the following elements: speedy, fair and equitable compensation for all existing and future claimants; objective criteria to reduce superimposed (judicial) inflation; contributions to be made in a manner which provide certainty to claimants as to their entitlement, the scheme administrator as to the amount available for distribution, and the proposed contributors (including the Company) as to the ultimate amount of their contributions; significant reductions in legal costs through reduced and more abbreviated litigation; and limitation of legal avenues outside of the scheme. The submission stated that the proposal was made without any admission of liability or prejudice to the Company's rights or defences.

The SCI finished taking evidence on 13 August 2004 and issued its report on 21 September 2004. The SCI indicated that the establishment of the Foundation and the establishment of the ABN 60 Foundation were legally effective, that any liabilities in relation to the asbestos claims for claimants remained with Amaca, Amaba or ABN 60 (as the case may be), and that no significant liabilities for those claims could likely be assessed directly against the Company.

In relation to the assertions by the Foundation concerning the circumstances of its establishment, the SCI examined these in detail. Although the SCI made certain adverse findings against Mr Macdonald (former CEO) and Mr Shafron (former CFO), it did not find that their conduct caused any material loss to the Foundation or the asbestos claimants which would create a cause of action against, and therefore a material liability of the Company or would lead to any of the restructuring arrangements being reversed. Indeed, the SCI specifically noted that there were significant hurdles, which might be insuperable, to establishing any liability in respect of these claims against the Company, ABN 60 or their respective directors, and that, even if liability were established, there were further hurdles which might prove to be insuperable against any substantial recovery or remedy by such potential claimants in respect of them.

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

In relation to the question of the funding of the Foundation, the SCI found that there was a significant funding shortfall. In part, this was based on actuarial work commissioned by the Company indicating that the discounted value of the central estimate of the asbestos liabilities of Amaca and Amaba was approximately A$1.573 billion as of 30 June 2003. The central estimate was calculated in accordance with Australian Actuarial Standards, which differ from generally accepted accounting practices in the United States. As of 30 June 2003, the undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba, as determined by KPMG Actuaries, was approximately A$3.403 billion (US$2.272 billion). The SCI found that the net assets of the Foundation and the ABN 60 Foundation were not sufficient to meet these prospective liabilities and were likely to be exhausted in the first half of 2007.

In relation to the Company's statutory scheme proposal, the SCI reported that there were several issues that needed to be refined quite significantly but that it would be an appropriate starting point for devising a compensation scheme.

The SCI's findings are not binding and a court consideration of the issues presented could lead to one or more different conclusions.

The NSW Government stated that it would not consider assisting the implementation of any proposal advanced by the Company unless it was the result of an agreement reached with the unions acting through the Australian Council of Trade Unions ("ACTU"), UnionsNSW (formerly known as the Labour Council of New South Wales), and a representative of the asbestos claimants (together, the "Representatives"). Without any discussion with the Company, the statutory scheme that the Company proposed on 14 July 2004 was not accepted by the Representatives.

The Company believes that, except to the extent that it agrees otherwise as a result of these discussions with the NSW Government and as discussed later in this footnote under the subheading Interim Funding and ABN 60 Indemnity, under current Australian law, it is not legally liable for any shortfall in the assets of Amaca, Amaba, the Foundation, the ABN 60 Foundation or ABN 60.

It is also possible that the Representatives and/or others may encourage or continue to encourage consumers and union members in Australia and elsewhere to boycott the Company's products, to demonstrate or otherwise create negative publicity toward the Company in order to influence the Company's approach to the discussions with the NSW Government or to encourage governmental action if the discussions are unsuccessful. The Representatives and/or others might also take such actions in an effort to influence the Company's shareholders, a significant number of which are located in Australia, to approve any proposed arrangement. Any such measures, and the influences resulting from them, could have a material adverse impact on the Company's financial position, results of operations and cash flows.

On 28 October 2004, the NSW Premier announced that the NSW Government would seek the agreement of the Ministerial Council comprising Ministers of the Commonwealth and the Australian States and Territories, to allow the NSW Government to pass legislation which he announced would "wind back James Hardie's corporate restructure and rescind the cancellation of A$1.9 billion in partly paid shares." The announcement said that "the laws will effectively enforce the liability [for asbestos-related claims] against the Dutch parent company." On 5 November 2004, the Australian Attorney-General and the Parliamentary Secretary to the Treasurer (the two relevant ministers of the Australian Federal Government) issued a news release stating that the Ministerial Council for Corporations (the relevant body of Federal, State and Territory Ministers, "MINCO") had unanimously agreed "to support a negotiated settlement that will ensure that victims of asbestos-related diseases receive full and timely compensation from James Hardie" and if "the current negotiations between James Hardie, the ACTU and asbestos victims do not reach an acceptable conclusion, MINCO also agreed in principle to consider options for legislative reform." The news release of 5 November 2004 indicated that treaties to enforce Australian judgments in Dutch and US courts are not required, but that the Australian Government has been involved in communications with Dutch and US authorities regarding arrangements to ensure that Australian judgments are able to be enforced where necessary. If negotiations do not lead to an acceptable conclusion, the Company is aware of suggestions of legislative intervention, but has no detailed information as to the content of any such legislation.

Heads of Agreement

On 21 December 2004, the Company announced that it had entered into a non-binding Heads of Agreement with the NSW Government and the Representatives which is expected to form the basis of a proposed binding agreement (the "Principal Agreement") to establish and fund a special purpose fund (the "SPF") to provide funding on a long-term basis for asbestos-related injury and death claims (the "Claims") against Amaca, Amaba, and ABN 60 (the "Liable Entities").

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

The principles set out in the Heads of Agreement include:

      -     the establishment of the SPF to compensate asbestos claimants;

      - initial funding of the SPF by the Company on the basis of a November 2004 KPMG report (which provided a net present value central estimate of A$1.536 billion (US$1.03 billion) for all present and future claims at 30 June 2004). The undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba as determined by KPMG was approximately A$3.586 billion (US$2.471 billion). At 21 December 2004, the initial funding for the first three years was expected to be A$239 million (based on KPMG's estimate of liabilities as of 30 June 2004) less the assets to be contributed by the Foundation which were expected to be approximately A$125 million. The actuarial assessment is to be updated annually;

      - a two year rolling cash buffer in the SPF and an annual contribution in advance based on actuarial assessments of expected claims for the next three years, to be revised annually;

      - a cap on the annual payments made by the Company to the SPF, initially set at 35% of annual net operating cash flow (defined as cash from operations in accordance with US GAAP) for the immediately preceding year, with provisions for the percentage to decline over time depending upon the Company's financial performance and claims outlook; and

      -     no cap on individual payments to Claimants.

The Heads of Agreement contains an agreement from the NSW Government to provide releases to the James Hardie Group and to its present and past directors, officers and employees from all civil liabilities (if any) incurred prior to the date of the Principal Agreement in relation to the events and transactions examined by the SCI. These releases will take the form of legislation to be passed by the NSW Parliament and other state and territory parliaments in Australia (and the Commonwealth Parliament) will be approached by the Company and the NSW Government to pass similar legislation.

As noted above, the NSW Government conducted a review of legal and administrative costs in dust diseases compensation in New South Wales. The purpose of this review was primarily to determine ways to reduce legal and administrative costs, and to consider the current processes for handling and resolving dust diseases compensation claims in New South Wales. The NSW Government announced its findings on 8 March 2005. The draft legislation and regulations for public comment were released on 12 April 2005 for comment and the closing date for responses of 26 April 2005. The bill containing the proposed legislation was introduced into NSW Parliament on 5 May 2005, and is due to be debated in the week commencing 23 May 2005. The timing of passing and commencement of this potential legislation remains uncertain.

As part of the discussions surrounding the Principal Agreement, the Company is examining all relevant options in relation to the establishment of the SPF referred to above, including the possibility of reacquiring all of the share capital of Amaca, Amaba and/or ABN 60.

The Principal Agreement will be subject to a number of conditions precedent, including the delivery of an independent expert's report and approval by the Company's board of directors, shareholders and lenders. Once executed, the Principal Agreement will be a legally binding agreement.

The parties have announced their intention to execute the Principal Agreement, depending on the timing of the resolution of certain of the conditions precedent in late June 2005. The parties believe that the agreement will become effective in August or September 2005, although the timing remains uncertain depending upon the status of the various conditions that need to be satisfied.

If an agreement is reached with the NSW Government and approved by the Company's board of directors, lenders and shareholders, the Company may be required to make a substantial provision in its financial statements at a later date, and it is possible that the Company may need to seek additional borrowing facilities. If the terms of a future resolution involve the Company making payments, either on an annual or other basis, pursuant to the Principal Agreement, James Hardie's financial position, results of operations and cash flows could be materially adversely affected and its ability to pay dividends could be reduced or otherwise impaired.

Updated Actuarial Study; Claims Estimate

The Company commissioned updated actuarial studies of potential asbestos-related liabilities as of 30 June 2004 and 31 March 2005. Based on the results of these studies, it is estimated that the discounted value of the central estimate for claims against the Liable Entities was approximately A$1.536 billion (US$1.059 billion) and A$1.685 billion (US$1.302 billion) as of 30 June 2004 and 31 March 2005, respectively. The undiscounted value of the central estimate of the asbestos liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.586 billion (US$2.471 billion) and A$3.604 billion (US$2.784 billion) as of 30 June 2004 and 31 March 2005, respectively. Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. This central estimate is calculated in accordance with Australian Actuarial Standards, which differ from generally accepted accounting practices in the United States.

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

In estimating the potential financial exposure, the actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

Further, the actuaries have relied on the data and information provided by the Foundation and Amaca Claim Services and assumed that it is accurate and complete in all material respects. The actuaries have not verified that information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts; and in estimating the future trends in average claim awards as well as the extent to which the above-named entities will contribute to the overall settlements, the actual liability amount could differ materially from that currently projected.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different than the assumptions used to determine the central estimates. This analysis shows that the discounted central estimates could fall in a range of A$1.0 billion to A$2.3 billion (undiscounted estimates of A$2.0 billion to A$5.7 billion) and A$1.1 billion to A$2.6 billion (undiscounted estimates of A$2.0 billion to A$5.9 billion) as of 30 June 2004 and 31 March 2005, respectively. It should be noted that the actual cost of the liabilities could fall outside of that range depending on the out-turn of actual experience relative to the assumptions made.

The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Liable Entities as the claim settlement is borne by other (non-Liable Entities) asbestos defendants who are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, if the Company signs the Principal Agreement and it is approved by all of the necessary parties, including the board of directors, shareholders and lenders, the Company expects to be able to partially recover losses from various insurance carriers. As of 31 March 2005, KPMG Actuaries' undiscounted central estimate of asbestos-related liabilities was A$3.604 billion. This undiscounted central estimate is net of expected insurance recoveries of A$453.0 million after making a general credit risk allowance for bad debt of insurance carriers and an allowance for A$49.8 million of "by claim" or subrogation recoveries from other third parties.

Currently, the timing of any potential payments is uncertain because the Company has not yet reached agreement with the NSW Government and the conditions precedent to any agreement that may be reached have not been satisfied. In addition, the Company has not yet incurred any settlement costs because the Foundation continues to meet all claims of the Liable Entities. The Company is currently unable to estimate the expected cost of administering and litigating the claims under the potential agreement with the NSW Government because this is highly contingent upon the final outcome of the NSW Government's review of legal and administrative costs.

Accordingly, the Company has not established a provision for asbestos-related liabilities as of 31 March 2005 because at this time it is not probable and estimable in accordance with SFAS No. 5, "Accounting for Contingencies."

Claims Data

The following table, provided by KPMG Actuaries, shows the number of claims pending as of 31 March 2005 and 2004.

                                                      31 March
                                               2005               2004
                                               ----               ----
Australia                                       712                687
New Zealand                                       -                  -
Unknown-Court Not Identified (1)                 36                 51
USA                                               1                  5

(1) The "Unknown - Court Not Identified" designation reflects that the information for such claims had not been, as of the date of publication, entered into the database which the Foundation maintains. Over time, as the details of "unknown" claims are provided to the Foundation, the Company believes the database is updated to reflect where such claims originate. Accordingly, the Company understands the number of unknown claims pending fluctuates due to the resolution of claims as well as the reclassification of such claims.

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

For the years ended 31 March 2005, 2004 and 2003, the following tables, provided by KPMG Actuaries, show the claims filed, the number of claims dismissed, settled or otherwise resolved for each period, and the average settlement amount per claim.

                                                 Australia
                                           Years Ended 31 March
                                   2005          2004           2003
                                   ----          ----           ----
Number of claims filed                 489           379           402
Number of claims
  dismissed                             62           119            29
Number of claims
  settled or otherwise
  resolved                             402           316           231
Average settlement
  amount per claim               A$157,594     A$167,450     A$204,194

                                                New Zealand
                                           Years Ended 31 March
                                   2005               2004            2003
                                   ----               ----            ----
Number of claims filed               -                  -                  -
Number of claims
  dismissed                          -                  -                  2
Number of claims
  settled or otherwise
  resolved                           -                  -                  1
Average settlement
  amount per claim                   -                  -            A$2,000

                                      Unknown - Court Not Identified
                                           Years Ended 31 March
                                    2005          2004            2003
                                    ----          ----            ----
Number of claims filed                   7             1               7
Number of claims
  dismissed                             20            15               -
Number of claims
  settled or otherwise
  resolved                               2             -               3
Average settlement
  amount per claim                A$47,000             -        A$37,090

                                                    USA
                                           Years Ended 31 March
                                    2005         2004            2003
                                    ----         ----            ----
Number of claims filed                   -         -               -
Number of claims
  dismissed                              3         1               -
Number of claims
  settled or otherwise
  resolved                               1         -               -
Average settlement
  amount per claim               A$228,293         -               -

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims, and closed claims during each of the past five years and the average settlement per settled claim and case closed.

                                                           AS OF 31 MARCH
                                      2005          2004         2003        2002        2001
                                      ----          ----         ----        ----        ----
Number of open
 claims at beginning of year              743           814          671         569         507
Number of new claims                      496           380          409         375         284
Number of closed
 claims                                   490           451          266         273         222
Number of open
 claims at year end                       749           743          814         671         569
Average settlement
 amount per settled claim           A$157,223     A$167,450    A$201,200   A$197,941   A$179,629
Average settlement
 amount per case
 closed                             A$129,949     A$117,327    A$177,752   A$125,435   A$128,653

The Company has not had any responsibility or involvement in the management of claims against ABN 60 since the time it left the James Hardie Group in 2003. Since February 2001, when Amaca and Amaba were separated from the James Hardie Group neither JHI NV nor any current subsidiary of JHI NV has had any responsibility or involvement in the management of claims against those entities. Prior to that date, the principal entity potentially involved in relation to such claims was ABN 60, which (as described above) has not been a member of the James Hardie Group since March 2003.

On 15 April 2005, the Company announced that it had extended the coverage of the SPF to permit members of the Baryugil community in Australia to receive compensation funding from the SPF for proven and valid claims against a former subsidiary, Asbestos Mines Pty Ltd ("Asbestos Mines"). The Company has no current right to access any claims information in relation to claims against Asbestos Mines. The Company's proposal to provide funding with respect to claims against Asbestos Mines is not limited to the time period to which the claim arose - including the period after the former subsidiary was sold by James Hardie.

The Company's recently announced offer to provide funding to the SPF for use in meeting proven claims against Asbestos Mines will be implemented subject to the same or similar conditions applicable to funding provided to the SPF for use in meeting proven claims from Amaca, Amaba and ABN 60, including that information in relation to the proven claims is provided to the Company. Asbestos Mines has not been part of the James Hardie Group since 1976, when it was sold to Woodsreef Mines Ltd, which was subsequently renamed Mineral Commodities Ltd. From 1954 until 1976, Asbestos Mines was a wholly owned subsidiary of James Hardie Industries Limited (now ABN 60). Except as described below, the Company has not had access to any information regarding claims or the decisions taken by the Foundation in relation to them.

On 26 October 2004, the Company, the Foundation and KPMG Actuaries entered into an agreement under which the Company would be entitled to obtain a copy of the actuarial report prepared by KPMG Actuaries in relation to the claims liabilities of the Foundation and Amaba and Amaca, and would be entitled to publicly release the final version of such reports. The Company is seeking to obtain similar rights of access to actuarial information produced for the SPF by the actuary to be appointed by the SPF (the "Approved Actuary"). The terms of such access are not yet settled. The Company's future disclosures with respect to claims statistics is subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and will not obtain any right under the Principal Agreement) to audit or otherwise itself independently verify such information as the methodologies to be adopted by the Approved Actuary. As a result of the above, the Company cannot make any representations or warranties as to the accuracy or completeness of the actuarial information to be disclosed.

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

SCI and Other Related Expenses

The Company has incurred substantial costs associated with the SCI and may incur material costs in the future related to the SCI or subsequent legal proceedings. The following are the components of SCI and other related expenses:

                                                   YEAR ENDED
                                                    31 MARCH
(Millions of US dollars)                              2005
------------------------                              ----
SCI                                               $     6.8
Internal investigation                                  4.9
ASIC investigation                                      1.2
Severance and consulting                                6.0
Resolution advisory fees                                6.4
Funding advice and other                                2.8
                                                  ---------
 Total SCI and other related expenses             $    28.1
                                                  =========

Internal investigation costs relate to an internal investigation conducted by independent legal advisors to investigate the impact on the financial statements of allegations raised during the SCI and in order to assist in completion of the preparation and filing of the Company's Form 20-F in the United States for the year ended 31 March 2004.

Australian Securities and Investments Commission Investigation

The Australian Securities and Investments Commission ("ASIC") has announced that it is conducting an investigation into the events examined by the SCI, without limiting itself to the evidence compiled by the SCI. ASIC has served notices to produce relevant documents upon the Company, various directors and officers of the Company and on certain of its advisers and auditors at the time of the separation and restructure transactions described above. To date, ASIC has announced that it is investigating various matters, but it has not specified the particulars of alleged contraventions under investigation, nor has it announced that it has reached any conclusion that any person or entity has contravened any relevant law.

To assist ASIC's investigation, the Australian Federal Government enacted legislation to abrogate the legal professional privilege which would otherwise have attached to certain documents relevant to matters under investigation or to any future proceedings to be taken. The legislation is set out in the James Hardie (Investigations and Proceedings) Act 2004.

The Company may incur costs of current or former officers of the James Hardie Group to the extent that those costs are covered by indemnity arrangements granted by the Company to those persons. To date, no claims have been received by any current or former officers in relation to the ASIC investigation and, if claims do arise, the Company may be reimbursed in whole or in part under directors' and officers' insurance policies maintained by the Company.

Severance Agreements

On 20 October 2004, Mr Peter Shafron resigned from the Company and on 21 October 2004, Mr Peter Macdonald resigned from the Company. In connection with these resignations, the Company incurred severance costs of US$8.9 million in the period ended 31 March 2005. These costs comprised US$6.0 million of additional expense and US$2.9 million of previously existing accruals.

Interim Funding and ABN 60 Indemnity

The Company has undertaken a number of initiatives to seek to ensure that payment of asbestos-related Claims by the Foundation is not interrupted due to insolvency of Amaba or Amaca prior to the Company's entry into the Principal Agreement. The initiatives are described further below. The Company believes that the Foundation is unlikely to need to avail itself of the financial assistance which has been offered by the Company, on the basis that on 3 December 2004 and in part as a result of the initiatives undertaken by the Company, the Foundation received a payment of approximately A$88.5 million from ABN 60 for use in processing and meeting asbestos-related claims pursuant to the terms of a deed of covenant and indemnity which ABN 60, Amaca and Amaba had entered into in February 2001.

The Company facilitated the payment of such funds by granting an indemnity (under a separate deed on indemnity) to the directors of ABN 60, which it announced on 16 November 2004. Under the terms of that indemnity, the Company agreed to meet any liability incurred by the ABN 60 directors resulting from the release of the A$88.5 million by ABN 60 to the Foundation. The Company believes that the release of funding by ABN 60 is in accordance with law and contracts in place and therefore the Company should not incur liability under this indemnity. The Company did not make any payments in relation to this indemnity during the year ended 31 March 2005.

Additionally, on 16 November 2004, the Company offered to provide funding to the Foundation on an interim basis for a period of up to six months from that date. Such funding would only be provided once existing Foundation funds have been exhausted. The Company believes, based on actuarial and legal advice, that claims against the Foundation should not exceed the funds which are available to the Foundation (particularly in the light of its receipt of the A$88.5 million described above) or which are expected to become available to the Foundation during the period of the interim funding proposal.

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

On 31 March 2005, the Company renewed its commitment to assist the Foundation to provide interim funding, if necessary, prior to the Principal Agreement being finalised in accordance with the updated timetable announced at that date and described above.

The Company has not recorded a provision for either the proposed indemnity or the potential payments under the interim funding proposal. The Company has not made any payments in relation to this offer.

With regard to the ABN 60 indemnity, there is no maximum value or limit on the amount of payments that may be required. As such, the Company is unable to disclose a maximum amount that could be required to be paid. The Company believes, however, that the expected value of any potential future payments resulting from the ABN 60 indemnity is zero and that the likelihood of any payment being required under this indemnity is remote.

Financial Position of the Foundation

On the basis of the current cash and financial position of the Foundation's subsidiaries (Amaca and Amaba) and following the Company's entry into the Heads of Agreement, the applications previously made to the Supreme Court of NSW for the appointment of a provisional liquidator to the Foundation's subsidiaries, were dismissed with their consent.

ENVIRONMENTAL AND LEGAL

The operations of the Company, like those of other companies engaged in similar businesses, are subject to various federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company's policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, the ultimate liability for such matters should not have a material adverse effect on either the Company's consolidated financial position, results of operations or cash flows.

The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on either its consolidated financial position, results of operations or cash flows.

The Company believes that future legal costs related to the Company's negotiations toward a Principal Agreement are reasonably possible, but the amount of such costs cannot be estimated at this time. The Company does not expect any additional legal costs to be incurred in connection with the SCI.

GYPSUM BUSINESS

Under the terms of the Company's agreement to sell its Gypsum business to BPB US Holdings, Inc., the Company agreed to customary indemnification obligations related to its representations and warranties in the agreement. The Company's indemnification obligation generally extends for two years from the closing date of 25 April 2002 and arises only if claims exceed US$5 million in the aggregate and is limited to US$100 million in the aggregate. This obligation expired 25 April 2004. In addition, the Company agreed to indemnify BPB US Holdings, Inc. for any future liabilities arising from asbestos-related injuries to persons or property. Although the Company is not aware of any asbestos-related claims arising from the Gypsum business, nor circumstances that would give rise to such claims, under the sale agreement, the Company's obligation to indemnify the purchaser for liabilities arising from asbestos-related injuries arises only if such claims exceed US$5 million in the aggregate, is limited to US$250 million in the aggregate and will continue for 30 years after the closing date of the sale of the Gypsum business.

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

Pursuant to the terms of the Company's agreement to sell its Gypsum business, the Company also retained responsibility for any losses incurred by the purchaser resulting from environmental conditions at the Duwamish River in Washington state so long as notice of a claim is given within 10 years of closing. The Company's indemnification obligations are subject to a US$34.5 million limitation. The Seattle gypsum facility had previously been included on the "Confirmed and Suspected Contaminate Sites Report" released in 1987, prior to the Company's ownership, due to the presence of metals in the groundwater. Because the Company believes the metals found emanated from an offsite source, the Company does not believe it is liable for, and has not been requested to conduct, any investigation or remediation relating to the metals in the groundwater.

      Other Subsequent Events

      Changes in Supervisory Board

On 11 August 2004, the late Mr Alan McGregor resigned as Chairman of the Supervisory Board due to his ill health. Ms Meredith Hellicar was appointed Chairman of the Supervisory Board on the same day.

      Changes in Management and the Managing Board

On 20 October 2004, Mr. Peter Shafron resigned from the Company and on 21 October 2004, Mr. Peter Macdonald resigned from the Company. On 22 October 2004, Mr Louis Gries was appointed as temporary member of the Managing Board in accordance with article 15.4 of the Company's Articles of Association and was granted the title of Interim Chief Executive Officer and Mr Russell Chenu was appointed as Executive Vice President, Australia and Interim Chief Financial Officer.

On 22 October 2004, Mr Folkert Zwinkels resigned from the Managing Board. On 26 October 2004, Mr W, Vlot was appointed temporary member of the Managing Board in accordance with article 15.4 of the Company's Articles of Association.

     Long-term financial obligations

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2004:

Years Ended 31 March:
2005                     12.5
2006                     11.6
2007                     10.4
2008                      9.8
2009                      8.8
Thereafter               75.2
                      -------
Total                 $ 128.3
                      =======

Rental expense amounted to $8.1 million and $9.0 million for the years ended 31 March 2004 and 2003, respectively.

     Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the US, contracted for but not recognised as liabilities and generally payable within one year, were $26.8 million at 31 March 2004.

4.12 Contingent liabilities

The operations of the Company, like those of other companies engaged in similar businesses, are subject to various federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company's policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known, the ultimate liability for such matters should not have a material adverse effect on either the Company's consolidated financial position, results of operations or cashflows.

5. NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

5.1 Segmentation of net turnover

Operating segment                                                    2004            2003
                                                                     ----            ----
USA Fibre Cement                                                   $ 738.6         $ 599.7
Asia Pacific Fibre Cement                                            219.8           174.3
Other Fibre Cement                                                    23.5             9.6
                                                                   -------         -------
                 Segments total                                      981.9           783.6
General Corporate                                                        -               -
                                                                   -------         -------
                 Worldwide total from continuing operations        $ 981.9         $ 783.6
                                                                   =======         =======

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

Geographic segment                                                   2003            2003
                                                                   -------         -------
USA                                                                $ 748.9         $ 605.0
Australia                                                            154.9           124.7
New Zealand                                                           40.6            31.6
Other countries                                                       37.5            22.3
                                                                   -------         -------
                 Segments total                                      981.9           783.6
General corporate                                                        -               -
                                                                   -------         -------
                 Worldwide total from continuing operations        $ 981.9         $ 783.6
                                                                   =======         =======

5.2 Wages, salaries and social security costs

The selling and administration expenses include wages and salaries, and social security costs. These can be broken down as follows:

                                                     31 March
                                                 2004      2003
                                                 ----      ----
Wages and salaries                               65.8      49.8
Pension costs                                     3.2       6.5
Other social security costs                       8.5       1.8
                                                 ----      ----
                                                 77.5      58.1
                                                 ====      ====

The pension costs are determined based on the premiums payable in respect of the financial year and the proportionately calculated purchase prices to redeem the past-service liabilities incurred in the financial year and premiums.

5.3 Stock-Based Compensation

Compensation expense is recognized for fixed stock options as if the fair value of all stock options as of the grant date were recognised as expense over the participants vesting period.

PETER DONALD MACDONALD SHARE OPTION PLANS

Peter Donald Macdonald Share Option Plan

On 17 November 1999, 1,200,000 options were granted by JHIL at fair market value to Mr. Peter D. Macdonald, Chief Executive Officer of JHIL at that time, under the Peter Donald Macdonald Share Option Plan. Each option conferred the right to subscribe for one ordinary share in the capital of JHIL at a price of A$3.87 payable by Mr. Macdonald or his nominee at the time of exercise of the options. As part of the 2001 Reorganisation, JHIL terminated this option plan and JHI NV granted Mr. Macdonald a replacement option plan to purchase 1,200,000 shares of JHI NV common stock at an exercise price of A$3.87 per share. As with the original JHIL option grant, this stock option plan vests and becomes exercisable in three equal instalments of 400,000 shares after 17 November 2002, 2003 and 2004. The JHI NV plan contains the same terms as the JHIL plan. The exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions, as set out in the plan rules. Consequently, the exercise price was reduced by A$0.21 and A$0.38 for the November 2003 and November 2002 returns of capital, respectively.

Options which have not lapsed may be exercised on any date on or after there has been a change of control of JHI NV or Mr. Macdonald's termination, resignation or death. Options not exercised will lapse on the first to occur of: (a) 10 years from the date of issue; or (b) expiration of six months after the date on which Mr. Macdonald dies or six months after he ceases to be employed by JHI NV.

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

Peter Donald Macdonald Share Option Plan 2001

On 12 July 2001, 624,000 options were granted by JHIL at fair market value to Mr. Peter D. Macdonald, Chief Executive Officer of JHIL at that time, under the Peter Donald Macdonald Share Option Plan 2001. Each option conferred the right to subscribe for one ordinary share in the capital of JHIL at the price of A$5.45 per share payable by Mr. Macdonald or his nominee at the time of exercise of the options. As part of the 2001 Reorganisation, JHIL terminated this option plan and JHI NV granted Mr. Macdonald a replacement option plan to purchase 624,000 shares of JHI NV common stock at an exercise price of A$5.45 per share. The options may only be exercised if the Company meets certain performance hurdles. The first 468,000 options are exercisable after 12 July 2004 if JHI NV's total shareholder return ("TSR") is equal to or greater than the median TSR for the Company's peer group as set out in the plan. For every 1% that JHI NV's TSR is greater than the median peer group's TSR, an additional 6,240 options are exercisable, up to 156,000 options. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21 and A$0.38 for the November 2003 and November 2002 returns of capital, respectively.

Options which have not lapsed may be exercised on any date on or after there has been a change of control of JHI NV or Mr. Macdonald's termination, resignation or death. Options not exercised will lapse on the first to occur of: (a) 10 years from the date of issue; or (b) expiration of six months after the date on which Mr. Macdonald dies or six months after he ceases to be employed by JHI NV.

Peter Donald Macdonald Share Option Plan 2002

On 19 July 2002, 1,950,000 options were granted by JHI NV at fair market value to Mr. Peter D. Macdonald, Chief Executive Officer of JHI NV, under the Peter Donald Macdonald Share Option Plan 2002. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV at the price of A$6.30 per share payable by Mr. Macdonald or his nominee at the time of exercise of the options. The options may only be exercised if the Company meets certain performance hurdles. The first 1,462,500 options are exercisable after 19 July 2005 if JHI NV's TSR is equal to or greater than the median TSR for the Company's peer group as set out in the plan. For every 1% that JHI NV's TSR is greater than the median peer group's TSR, an additional 19,500 options are exercisable, up to 487,500 options. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21 and A$0.38 for the November 2003 and November 2002 returns of capital.

Options which have not lapsed may be exercised on any date on or after there has been a change of control of JHI NV or Mr. Macdonald's termination, resignation or death. Options not exercised will lapse on the first to occur of: (a) 10 years from the date of issue; or (b) expiration of 18 months after the date on which Mr. Macdonald dies or 18 months after he ceases to be employed by JHI NV.

Executive Share Purchase Plan

Prior to July 1998, JHIL issued stock under an Executive Share Purchase Plan. Under the terms of the Plan, eligible executives had purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally payable within two years after termination of an executive's employment. As part of the 2001 Reorganisation, the identical terms of the agreement have been carried over to JHI NV. Variable plan accounting has been applied to the Executive Share Purchase Plan shares granted prior to 1 April 1995 and fair value accounting, has been applied to shares granted after 31 March 1995. Accordingly, the Company recorded variable compensation expense of $0.1 million and nil for the years ended 31 March 2004 and 2003, respectively. No shares were issued to executives during fiscal years 2004 and 2003.

2001 Equity Incentive Plan

On 19 October 2001 (the grant date), JHI NV granted a total of 5,468,829 stock options under the JHI NV 2001 Equity Incentive Plan to key US executives in exchange for their previously granted Key Management Equity Incentive Plan ("KMEIP") shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price was reduced by A$0.21 and A$0.38 for the November 2003 and November 2002 returns of capital, respectively.

                                               October
                                                2001
                                              Number of
Original Shadow      Original Exercise         Option
Share Grant Date          Price                Granted           Option Expiration Date
----------------          -----                -------           ----------------------
November 1999               A$3.82            1,968,544               November 2009
November 2000               A$3.78            3,500,285               November 2010

On 5 December 2003 and 3 December 2002, 6,179,583 options at an exercise price of A$7.05 and 4,037,000 options at an exercise price of A$6.66, respectively, were granted by JHI NV at fair market value to management and other employees of the Company under the JHI NV 2001 Equity Incentive Plan. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan. Also, as set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise price on the 3 December 2002 and 17 December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the 17 December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.

The following table shows the movement in the Company's outstanding options:

(In Australian dollars)                           2004                            2003
-----------------------                           ----                            ----
                                                        WEIGHTED                       Weighted
                                                        AVERAGE                        Average
                                        NUMBER OF       EXERCISE       Number OF       Exercise
                                         SHARES          PRICE           Shares         Price
                                         ------          -----           ------         -----
Outstanding at 1 April                 13,410,024       A$   5.20      10,969,562      A$4.54
Granted                                 6,179,583            7.05       5,987,000        6.42
Exercised                              (1,023,047)           4.38      (2,059,879)       3.57
Forfeited                                (587,853)           5.79      (1,486,659)       4.95
                                       ----------       ---------      ----------      ------
Outstanding at 31 March                17,978,707       A$   5.72      13,410,024      A$5.20
                                       ==========       =========      ==========      ======
Options exercisable at 31 March         3,858,736       A$   4.54       1,948,346      A$4.17
                                       ==========       =========      ==========      ======

The following table summarizes information about the Company's stock options outstanding at 31 March 2004:


(In Australian dollars)              Options Outstanding                            Options Exercisable
-------------------------------------------------------------------              ------------------------
                                            Weighted
                                             Average
                                            Remaining      Weighted                 Number      Weighted
                             Number        Contractual      Average               Exercisable    Average
Range of Exercise         Outstanding at     Life(in       Exercise              at 31 March    Exercise
    Prices                31 March 2004      Years)          Price                  2004         Price
-----------------         -------------    -----------     --------              ------------   --------
A$          3.09              1,404,712       6.6            A$3.09                 529,668      A$3.09
            3.13                578,500       5.6              3.13                 357,555        3.13
            3.18              1,200,000       5.6              3.18                 800,000        3.18
            4.76                624,000       7.3              4.76                       -           -
            5.06              2,666,587       7.7              5.06               1,291,254        5.06
            5.71              1,950,000       8.3              5.71                       -           -
            6.45              3,478,325       8.7              6.45                 862,700        6.45
            7.05              6,076,583       9.7              7.05                  17,559        7.05
----------------             ----------       ---            ------               ---------      ------
A$3.09 to A$7.05             17,978,707       8.3            A$5.72               3,858,736      A$4.54
================             ==========       ===            ======               =========      ======

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

Shadow Stock Plans

The US Shadow Stock Plan provides an incentive to certain key employees in the United States based on growth in the JHI NV share price over time as if such employees were the owners of that number of JHI NV's common stock as are equal to the number of shares of shadow stock issued to employees. The vesting period of these shadow stock plans is five years. The last grant date under the US Shadow Stock Plan was 17 December 2001. The total number of shadow stock shares outstanding under the plans at 31 March 2004 and 2003 were 425,800 shares and 687,000 shares, respectively.

In December 1998, a shadow stock plan for non-US based employees was instituted under similar terms to the US Shadow Stock Plan with a vesting period of three years. The last grant date under this plan was 15 August 2001. The total number of shadow stock shares outstanding at 31 March 2004 and 2003 were 380,619 shares and 1,512,274 shares , respectively.

On 5 December 2003, 12,600 shadow stock shares were granted under the terms and conditions of the Key Management Shadow Stock Incentive Plan. All of these shares are outstanding at 31 March 2004.

These plans have been accounted for as stock appreciation rights and, accordingly, compensation expense of $2.6 million and $1.9 million was recognised in fiscal years 2004 and 2003, respectively.

5.4 Amortisation of intangible fixed assets and depreciation of tangible fixed assets and other changes in value

The selling and general administration expenses include amortisation, depreciation and impairment of tangible and intangible fixed assets. These can be broken down as follows:

                                                     31 March
                                               2004            2003
                                               ----            ----
     Amortisation and depreciation

Intangible fixed assets                       $  0.6          $  0.3
Tangible fixed assets                           35.9            27.4
                                              ------          ------
                                              $ 36.5          $ 27.7
                                              ======          ======
     Other changes in value

Decreases in value:
Intangible fixed assets                       $ (0.1)         $  0.1
Tangible fixed assets                           (6.7)            1.0
                                              ------          ------
                                              $ (6.8)         $  1.1
                                              ======          ======
Reversal of decreases in value:
Tangible fixed assets                         $ (0.7)         $  0.6
                                              ======          ======

5.5 Financial income and expenses

                                    31 March
                              2004            2003
                              ----            ----
Interest income             $   1.2         $   3.9
Interest expense              (11.2)          (23.8)
                            -------         -------
                            $ (10.0)        $ (19.9)
                            =======         =======

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

5.6 Taxation on result on ordinary activities

The income tax (expense) benefit includes income taxes currently payable and those deferred because of temporary differences between the annual accounts and tax basis of assets and liabilities.

                                                                 Years Ended 31 March
                                                                  2004         2003
                                                                  ----         ----
Income from ordinary activities before income taxes:

Domestic (1)                                                     $ 103.5      $  38.6
Foreign                                                             61.7        204.8
                                                                 -------      -------
Income from ordinary activities before income taxes:             $ 165.2      $ 243.4
                                                                 =======      =======
Income tax (expense) benefit:
Current
Domestic (1)                                                        (6.7)      $ (7.0)
Foreign                                                            (20.4)         1.3
                                                                 -------      -------
Current income tax expense                                         (27.1)        (5.7)
                                                                 -------      -------
Deferred
Domestic (1)                                                        (3.9)         0.1
Foreign                                                             (9.4)       (20.5)
                                                                 -------      -------
Deferred income tax (expense) benefit                              (13.3)       (20.4)
                                                                 -------      -------
Total income tax expense for continuing operations               $ (40.4)     $ (26.1)
                                                                 =======      =======

(1) Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.

The income tax (expense) benefit computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. The income tax expense is reconciled to the tax at the statutory rates as follows:

                                                                  Years Ended 31 March
                                                                 2004             2003
                                                                 ----             ----
CONTINUING OPERATIONS
Income tax expense computed at the statutory tax rates          $ (60.7)        $ (37.2)
US state income taxes, net of the federal benefit                  (0.2)           (1.2)
Benefit from Dutch financial risk reserve regime                   24.8            11.9
Expenses not deductible                                            (2.5)           (4.7)
Non-assessable items                                                1.3               -
Losses not available for carry-forward                                -            (1.4)
Taxes related to 2001 Reorganization                                  -             3.5
Net operating losses brought back to account                          -            13.0
Increase in reserves                                                  -           (10.0)
Result of US tax audits                                            (3.9)              -
Other items                                                         0.8               -
                                                                -------         -------
                                                                  (40.4)          (26.1)

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

DISCONTINUED OPERATIONS
Income tax benefit (expense) computed at the statutory
   tax rates                                                       (0.8)          (45.7)
US state income taxes, net of the federal benefit                     -            (8.0)
Tax basis greater than book basis                                   4.8             6.7
Non-taxable income and other items                                  0.7             0.1
                                                                -------         -------
                                                                    4.7           (46.9)
                                                                -------         -------
Total income tax expense                                        $ (35.7)        $ (73.0)
                                                                =======         =======
Effective tax rate                                                 21.6%           30.0%
                                                                =======         =======

Prior years' Australian legislation reduced the country's income tax rate from 34% to 30% in the year ended 31 March 2002. Consequently, the Company adjusted its Australian deferred tax assets and liabilities using the appropriate tax rate for the period in which the related timing differences are expected to reverse.

Deferred tax balances consist of the following components:

                                                                 31 March
                                                           2004            2003
                                                           ----            ----
Deferred tax assets:
Provisions and accruals                                   $  18.3         $  28.0
Net operating loss carryforwards                             14.6            35.6
Capital loss carryforwards                                   33.2             6.0
Prepaid interest                                             16.6               -
Taxes on intellectual property transfer                       8.7               -
Other                                                         0.3             0.4
                                                          -------         -------
Total deferred tax assets                                    91.7            70.0
Valuation allowance                                         (37.7)          (20.7)
                                                          -------         -------
Total deferred tax assets net of valuation allowance         54.0            49.3
                                                          -------         -------
Deferred tax liabilities:
Property, plant and equipment                               (76.3)          (63.5)
Prepaid pension cost                                         (4.2)              -
Foreign currency movements                                   (1.1)              -
Other                                                        (0.9)           (0.9)
                                                          -------         -------
Total deferred tax liabilities                              (82.5)          (64.4)
                                                          -------         -------
Total deferred taxes, net                                 $ (28.5)        $ (15.1)
                                                          =======         =======

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to a portion of its Australian net operating loss carryforwards and all of its Australian capital loss carryforwards.

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

The following are the changes in the valuation allowance:

                                                   Years Ended 31 March
                                                    2004          2003
                                                   -------      -------
Balance at 1 April                                 $ (20.7)     $ (42.8)
Write-off Australian NOL against allowance            12.9            -
Australian capital losses                            (29.8)           -
Utilisation of capital losses                          6.4            -
Cumulative translation adjustment                        -            -
Transfer of ABN 60                                       -         16.8
Net deferred tax assets brought back to account          -         (4.0)
Reduction (addition) to expense:
Net operating losses brought back to account             -         13.0
Timing differences brought back to account               -            -
Tax rate change                                          -            -
Reduction through sale of a business                     -            -
Foreign currency movements                            (6.5)        (3.7)
                                                   -------      -------
Balance at 31 March                                $ (37.7)     $ (20.7)
                                                   =======      =======

At 31 March 2004, the Company had Australian tax loss carryforwards of approximately $38.7 million that will never expire. During fiscal year 2004, the Company wrote-off $43.1 million in Australian tax loss carryforwards that are permanently impaired. The Company had previously provided a 100% valuation allowance against these carryforwards.

At 31 March 2004, the Company had $110.6 million in Australian capital loss carryforwards which will never expire. During fiscal year 2004, the Company added Australian capital loss carryforwards of approximately $99.4 million primarily as a result of the Company electing to file their Australian income tax returns as a single consolidated group, and utilized $21.4 million during fiscal year 2004. At 31 March 2004, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.

Under Australian legislation in fiscal 2003, the Company's Australian entities have elected to file their Australian income tax returns as a single consolidated group. The election allows the group to recognise value in certain deferred tax assets against which the Company had in prior years established a valuation allowance. Accordingly, the Company released $13.0 million of valuation allowance during the year ended 31 March 2003.

At 31 March 2004, the undistributed earnings of non-Dutch subsidiaries approximated $528.0 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability is impracticable to determine at this time.

Due to the size of the Company and the nature of its business, the Company is subject to ongoing reviews by the Internal Revenue Service ("IRS") and other taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognize a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records an additional charge in the period in which it determines that the recorded tax liability is less than it expects the ultimate assessment to be.

The IRS has audited the Company's U.S. income tax returns for all tax years ended through 31 March 2000. The Company settled all issues and paid all assessments arising out of the audit during fiscal year 2004. The California Franchise Tax Board ("FTB") audited the Company's California franchise tax returns for all tax years ended through 31 March 1999 and proposed substantial assessments. The Company has accrued a lesser amount for these proposed assessments that it based upon a protest that it filed on which it believes it will prevail on several issues, with the estimated result that the final assessment will not exceed the amount accrued.

The IRS, the FTB, and the Australian Tax Office are each in the process of auditing the Company's respective jurisdictional income tax returns for various ranges of years including 1998 through 2003. None of the audits have progressed sufficiently to predict their ultimate outcome. The Company has accrued income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations, and how the tax authorities view certain issues.

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

During fiscal year 2004, the United States of America and The Netherlands signed a Protocol that if ratified, would amend the existing U.S.-Netherlands tax treaty, under which the Company currently derives significant tax benefits. If the Protocol is ratified and the Company is unable to satisfy the requirements for treaty benefits under the Protocol and if the Company is unable to implement alternative arrangements, it could significantly increase the Company's effective tax rate in fiscal year 2007 forward.

5.7   Other non-operating income

                                                                     2004           2003
                                                                    ------         -------
Discontinued operations:
  Net sales                                                         $  2.9         $  38.8
                                                                    ------         -------
  Income before income taxes                                           0.3             4.6
                                                                    ------         -------
  Gain on disposal of discontinued operations before income taxes     (0.7)          129.3
                                                                    ------         -------
    Total other non-operating income                                $ (0.4)        $ 133.9
                                                                    ======         =======

On 30 May 2003, the Company sold its New Zealand Building Systems business to a third party. A gain of $1.9 million represented the excess of net proceeds from the sale of $6.7 million over the net book value of assets sold of $4.8 million. The proceeds from the sale were comprised of cash of $5.0 million and a note receivable in the amount of $1.7 million.

On 13 March 2002, the Company announced that it had signed an agreement to sell the Gypsum business to a third party. The transaction was completed on 25 April 2002. A pre-tax gain of $81.4 million was recorded representing the excess of net proceeds from the sale of $334.4 million over the net book value of assets sold of $253.0 million. The sale resulted in income tax expense of $26.1 million. The proceeds from the sale were comprised of cash of $345.0 million less selling costs of $10.6 million.

On 28 June 2001, the Company entered into an agreement to sell its gypsum mine property in Las Vegas, Nevada to a developer. The transaction was completed on 21 March 2003. A pre-tax gain of $49.2 million represented the excess of net proceeds from the sale of $48.4 million less the cost of assets sold of $0.7 million and the assumption of $1.5 million in liabilities by the buyer. The sale resulted in income tax expense of $19.2 million. The proceeds from the sale were comprised of cash of $50.6 million less selling costs of $2.2 million.

6.0   SUPPLEMENTARY INFORMATION

6.1   Employees

As of 31 March 2004 3,073 employees were employed by the Company, allocated by business segment as follows:

                                        31 March
                                    2004        2003
                                   -----       -----
USA Fibre Cement                   1,722       1,500
Asia Pacific Fibre Cement            955         931
Research and Development             117         107
Other                                245         283
Corporate                             34          34
                                   -----       -----
Total from continuing operations   3,073       2,855
                                   =====       =====

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

6.2   Financial instruments

As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows. At 31 March 2004 and 2003, the Company had not entered into any material contracts to hedge these exposures.

The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 March 2004 and 2003, there were no such material contracts outstanding.

Derivatives

In August 2000, the Company entered into a contract with a third party to hedge the price of 5,000 metric tons per month of pulp, a major commodity used in the manufacture of fibre cement products. The original contract term was effective from 1 September 2000 to 31 August 2005, with settlement payments due each month. On 2 December 2001, the counter party filed for bankruptcy. This had the effect of terminating all outstanding swap transactions immediately prior to the bankruptcy filing. The estimated fair value at the date of termination of the pulp contract was a $6.2 million liability and was recorded in other non-current liabilities at 31 March 2002. Also a current payable of $0.6 million related to the contract was recorded at 31 March 2002. In November 2002, the Company settled its obligation under this contract for a cash payment of $5.8 million. Accordingly, a gain on settlement of the contract in the amount of $1.0 million was recorded in other operating income during the year ended 31 March 2003.

Credit Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.

The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.

For off-balance sheet financial instruments, including derivatives, credit risk also arises from the potential failure of counter parties to meet their obligations under the respective contracts at maturity. The Company controls risk through the use of credit ratings and reviews.

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

The Company is exposed to losses on forward exchange contracts in the event that counter parties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the net fair value of all contracts outstanding with that counter party. At 31 March 2004 and 2003, total credit exposure arising from forward exchange contracts was not material.

Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company's fibre cement products. Credit is extended based on an evaluation of each customer's financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.

Interest Rates

At 31 March 2004, the Company had $10.8 million outstanding under its short-term line of credit, which is subject to variable interest rates. No interest rate hedging contracts in respect to that debt have been entered into.

Fair Values

The carrying values of cash and cash equivalents, marketable securities, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarizes the estimated fair value of the Company's long-term debt:

                                       31 March
                                2004                        2003
                     --------------------------------------------------------
                     CARRYING VALUE  FAIR VALUE   Carrying Value  Fair Value
                     --------------  ----------   --------------  ----------
Long-term deb
  Floating               $    -       $     -        $     -      $     -
  Fixed                   165.0         186.8          165.0        200.7
                         ------       -------        -------      -------
             Total       $165.0       $ 186.8        $ 165.0      $ 200.7
                         ======       =======        =======      =======

Fair values of long-term debt were determined by reference to the 31 March 2004 and 2003 market values for comparably rated debt instruments.

RELATED PARTY TRANSACTIONS

Directors

The names of persons who were Directors of JHI NV at any time during the financial year are disclosed in the Directors Report.

Remuneration and Retirement Benefits

Information on remuneration of Directors and Directors retirement benefits are disclosed in the Directors Report.

JHI NV Directors' Securities Transactions

The Company's Directors and their director-related entities held an aggregate of 9,170,726 ordinary shares and 8,951,955 ordinary shares at 31 March 2004 and 2003, respectively, and 3,782,775 options and 3,774,000 options at 31 March 2004 and 2003, respectively.

Supervisory Board members on 22 August 2003 participated in an allotment of 20,791 shares at A$7.52 per share under the terms of the Supervisory Board Share Plan which was approved by JHI NV shareholders on 19 July 2002.

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

Directors' allocations were as follows:

Director        Shares Allotted
-------------   ---------------
AG McGregor           1,260
MR Brown              1,260
MJ Gillfillan         1,260
DG McGauchie          1,743
JRH Loudon            1,839
M Hellicar            2,225
PS Cameron            5,602
GJ Clark              5,602
-------------        ------
Total                20,791
=============        ======

Managing Board Director PD Macdonald purchased a total of 167,600 JHI NV shares. 164,000 shares in November 2003 and 3,600 shares in March 2004.

The capital return paid by JHI NV on 19 November 2003 and JHI NV dividends paid 16 December 2003 and 2 July 2003 to Directors and their related entities were on the same terms and conditions that applied to other holders.

Existing Loans to the Company's Directors and Directors of James Hardie Subsidiaries

At 31 March 2004 and 2003, loans totalling $167,635 and $197,130 were outstanding from directors of JHI NV and its subsidiaries under the terms and conditions of the Executive Share Purchase Plan (the "Plan"). Loans under the Plan are interest free and repayable from dividend income earned by or capital returns from securities acquired under the Plan. The loans are collateralised by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the plan or otherwise, and no modifications to existing loans have been made since December 1997.

During fiscal years 2004 and 2003, repayments totalling $22,693 and $95,239, respectively, were received in respect of the Plan from AT Kneeshaw, PD Macdonald, PG Morley and DAJ Salter. During fiscal years 2004 and 2003, Directors resigned with loans outstanding totalling $26,204 and $201,840, respectively, at the date of their resignation. These amounts are repayable within two years under the terms of the Plan.

Payments Made to Directors and Director Related Entities of the Company's Subsidiaries During the Year

Payments of $13,240 and $11,350 for the years ended 31 March 2004 and 2003, respectively, were made to Grech, Vella, Tortell & Hyzler Advocates. Dr. JJ Vella was a director of a number of the Company's subsidiaries. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

Payments of $111,705 and $164,056 for the years ended 31 March 2004 and 2003, respectively, were made to Pether and Associates Pty Ltd, technical contractors. JF Pether is a director of a subsidiary of the Company and a director of Pether and Associates Pty Ltd. The payments were in respect of technical services and were negotiated in accordance with usual commercial terms and conditions.

Payments totalling $845 for the year ended 31 March 2004 were made to R Christensen and T Norman. They are directors of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

BALANCE SHEET AS AT 31 MARCH 2004

(BEFORE PROPOSED APPROPRIATION OF NET RESULT FOR THE YEAR)

MILLIONS OF US DOLLARS                                                 31 MAR 2004                  31 MAR 2003
                                                                    ------------------           -------------------
ASSETS

FIXED ASSETS
Financial fixed assets                                              326.2                            -
Due from group company                                              236.0                        546.2
                                                                    -----                        -----
Total non-current assets                                                         562.2                         546.2

CURRENT ASSETS
Cash and bank balances                                                1.1                          1.6
Receivables                                                           0.3                          0.6
                                                                    -----                        -----
Total current assets                                                               1.4                           2.2
                                                                                 -----                        ------
                                                                                 563.6                         548.4
                                                                                 -----                        ------

LIABILITIES

SHAREHOLDERS' EQUITY
Called-up and paid-in share capital                                              245.2                         269.7
Share premium account                                                            583.4                         624.4
Merger revaluation account                                                      (623.5)                       (623.5)
Retained earnings opening                                           154.6                         18.5
Income for the year                                                 129.5                        170.4
Interim dividends paid                                              (22.9)                       (34.3)
                                                                    -----                        -----
Retained earnings closing                                                        261.2                         154.6
Cumulative translation reserve                                                    42.2                          13.8
                                                                                 -----                        ------
                                                                                 508.5                         439.0

LONG-TERM LIABILITIES
Provision on negative net equity of consolidated companies              -                         55.1
Due to group company                                                 51.0                         51.4
                                                                    -----                        -----
                                                                                  51.0                         106.5

CURRENT LIABILITIES
Accounts Payable                                                      3.0
Due to group company                                                  1.1                          2.9
                                                                    -----                        -----
                                                                                   4.1                           2.9
                                                                                 -----                        ------

                                                                                 563.6                         548.4
                                                                                 -----                        ------

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2004

MILLIONS OF US DOLLARS                                                 31 MAR 2004                  31 MAR 2003
                                                                    ------------------           -------------------
Income (loss)                                                                     (6.5)                        (17.3)

FINANCIAL INCOME
Share in income of subsidiaries                                     136.0                        187.7
                                                                    -----                        -----
                                                                                 136.0                         187.7
                                                                                 -----                        ------
Income before taxation                                                           129.5                         170.4

Taxation benefit                                                                     -                             -
                                                                                 -----                        ------

NET INCOME                                                                       129.5                         170.4
                                                                                 -----                        ------

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES
1. General

At 31 March 2001, James Hardie Industries N.V. (the "Company"), formerly RCI Netherlands Holdings B.V., was a wholly owned subsidiary of RCI Lux. Investments S.A.R.L. At that date, the ultimate parent company was James Hardie Industries Limited ("JHIL"), Australia. The Company was incorporated on 26 October 1998 and is located in Amsterdam.

On 2 July 1998, JHIL, a public company organized under the laws of Australia and listed on the Australian Stock Exchange, announced a plan of reorganization and capital restructuring (the "1998 Reorganization"). James Hardie N.V. ("JHNV") was incorporated in August 1998, as an intermediary holding company, with all its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL's shareholders approved the 1998 Reorganization. Effective as of 1 November 1998, JHIL contributed its fiber cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the "Transferred Businesses") to JHNV and its subsidiaries. In connection with the 1998 Reorganization, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities (the "Retained Assets and Liabilities").

On 24 July 2001, JHIL announced a further plan of reorganization and capital restructuring (the "2001 Reorganization"). In connection with the 2001 Reorganization, the Company issued common shares represented by CHESS Units of Foreign Securities ("CUFS") on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that the Company became the new ultimate holding company for JHIL and JHNV. Completion of the 2001 Reorganization occurred in October 2001.

As part of the 2001 Reorganization, the Company:

      - Received a dividend and a return of capital from one of its subsidiaries

      - Sold all of its subsidiaries to other group companies and realized a gain on the disposal

      -     Paid a dividend and a return of capital to its shareholders

      - Undertook a share split and converted the nominal capital into Euro denomination

      - Acquired all the shares of JHIL by issuing new shares in the Company in exchange for the JHIL shares. The Company's investment in JHIL was recorded at the fair market value of the shares acquired based on the quoted market price of the shares on the date of Reorganization

Shortly following the 2001 Reorganization, the Company changed its accounting policy for its investment in subsidiaries. The investment in subsidiaries is now recorded using the equity accounting method to reflect the net asset value of the subsidiaries. Previously, the Company accounted for its investment in subsidiaries at historical cost. As part of the 2001 Reorganization, the subsidiaries acquired by the Company were recorded at the market capitalization value of JHIL at the date of acquisition, which was significantly higher than the net asset value of the underlying assets in the subsidiaries acquired. Following the 2001 Reorganization, the Company controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganization. A merger revaluation account is accounted for to reach the historical cost basis using the "as-if" pooling method on the basis that the transfers are between companies under common control.

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

2. Basis of presentation

Management of the Company is of the opinion that the functional currency of the Company is the US dollar. Furthermore, the reporting currency of the subsidiaries is also the US dollar. Accordingly, the financial statements of the Company are expressed in millions of US dollars.

3. Summary of significant accounting policies

General

The annual accounts are prepared in accordance with accounting principles generally accepted in The Netherlands. The accounting principles as described in the notes to the consolidated financial statements also apply to the statutory financial statements, unless indicated otherwise.

Financial fixed assets

Financial fixed assets comprise investments in subsidiaries and loans to group companies. Prior to October 2001, the investment in subsidiaries is stated at historical cost, less amounts written off for diminution in value which are considered to be of a permanent nature. From October 2001, the investment in subsidiaries is recorded using the equity accounting method to reflect the net asset value of the subsidiaries.

4.  Financial fixed assets

Financial fixed assets comprise

                                                                                       31 MARCH               31 MARCH
                                                                                          2004                   2003
                                                                                      -----------            -----------
                                                                                      US$ million            US$ million
Investment in subsidiaries                                                               326.2                 (55.1)
                                                                                         -----                 -----

                                                                                         326.2                 (55.1)
                                                                                         -----                 -----

The movements in investment in subsidiaries are as follows:

                                                                                                          US$ MILLION
Balance 31 March 2002 (net asset value)                                                                       402.9

Capital increase                                                                                               91.1
Repayment of capital                                                                                         (754.7)
Income from investments                                                                                       187.7
Translation effect                                                                                             17.9
                                                                                                             ------

Balance 31 March 2003 (Provision on negative net equity of consolidated companies)                            (55.1)(1)

Capital increase                                                                                              575.7
Dividends received                                                                                           (358.8)
Income from investments                                                                                       136.0
Translation effect                                                                                             28.4

                                                                                                             ------
Balance 31 March 2004 (net asset value)                                                                       326.2
                                                                                                             ------

(1) For this negative equity we form a provision of US$55.1 million. As such the carrying value of Financial fixed assets is zero.

                  JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

The balance as at 31 March 2004 represents the 100% shareholding in James Hardie N.V., James
Hardie Research (Holdings) Pty Ltd, James Hardie Fibrocementos Limitada, RCI Holdings Pty Ltd,
James Hardie International Finance BV, James Hardie Insurance Ltd and in James Hardie Building Products Inc.

5.  Non-current Group Loans

Borrowings from these companies have no fixed repayment schedule. Interest is charged using a floating interest rate which is reset quarterly. At 31 March 2004 the average interest rate was 2.0%.

6. Shareholders' Equity

                              Issued           Share            Merger                             Cumulative          Total
                             and paid         premium         revaluation        Retained          translation
US$ million                 in capital        account           account          earnings            reserve
Balance 1 April 2003          269.7            624.4           (623.5)            154.6               13.8              439.0
Issuances of shares             0.8              2.4                -                 -                  -                3.2
Conversion of premium          43.4            (43.4)               -                 -                  -                  -
Dividends paid                    -                -                -             (22.9)                 -              (22.9)
Capital return                (68.7)               -                -                 -                  -              (68.7)
Net income                        -                -                -             129.5                  -              129.5
Translation effect                -                -                -                 -               28.4               28.4
                              -----            -----           ------             -----               ----              -----

Balance 31 March 2004         245.2            583.4           (623.5)            261.2               42.2              508.5
                              -----            -----           ------             -----               ----              -----

The EURO equivalent of the issued share capital at 31 March 2004 amounts to EURO 271,451,222 (2003: EURO 292,809,262).

As at 31 March 2004 the Company had 2,000,000,000 authorized shares and 458,558,436 issued shares.

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

7. Taxation

The weighted average statutory tax rate of the Company as presented in these accounts differs from the Dutch statutory tax rate as a result of the Dutch fiscal treatment of the activities of the Company.

8. Remuneration to Board of Directors Members

The remuneration to members of the Board of Directors of JHINV during the year ended 31 March 2004 was:

                                      Directors'  JHI NV Stock
                                      Cash Fees        (1)          Total
Supervisory Board Directors              US$           US$           US$
---------------------------          -----------  ------------     -------
A.G. McGregor                          160,000        10,000       170,000
M.R. Brown                              53,333        10,000        63,333
M. Hellicar                             43,333        20,000        63,333
M.J. Gillfillan                         53,333        10,000        63,333
J. R. H. Loudon                         47,333        16,000        63,333
P. S. Cameron                                -        63,333        63,333
G. J. Clark                                  -        63,333        63,333
D.G. McGauchie                          31,667        15,000        46,667
J. D. Barr                              33,519             -        33,519
                                       -------       -------       -------
Total remuneration for Supervisory
Board Directors                        422,518       207,666       630,184
                                       -------       -------       -------

                                                           Total Cash   Superannuation and     Shadow Share
                                    Base pay    Bonuses       Pay        other Benefits       and Options (2)
Managing Board Directors              US$         US$         US$             US$
------------------------            -------    ---------   ----------   ------------------    ---------------
P. D. Macdonald                     822,500    1,745,390    2,567,890               27,693            593,558
F. H. Zwinkels                      121,756       27,921      149,677               24,241              3,345
                                    -------    ---------   ----------   ------------------    ---------------
Total remuneration
for Managing
Board Directors                     944,256    1,773,311    2,717,567               51,934            596,903
                                    -------    ---------   ----------   ------------------    ---------------

(1) The annual allocation to non-executive Directors of JHI NV stock to the value of $10,000 was approved by stockholders at the last Annual General Meeting held on 5 August 2003. The non-executive Directors can elect to take additional stock in lieu of fees.

(2) Options are valued using the Black-Scholes option-pricing model and the fair value of options granted are included in compensation during the period in which the options vest. Shadow share expense included in compensation is calculated based on the movement in the JHI NV share price during the year and the increase in vesting of the shadow shares.

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

31 March 2004 James Hardie Industries NV Accounts - Amsterdam, 18 July 2005

The Board of Managing Directors,

L Gries                                             B Butterfield

The Board of Supervising Directors,

M Hellicar                                          M R Brown

M J Gillfillan                                      J R H Loudon

G J Clark                                           D G McGauchie

P S Cameron                                         J D Barr

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

OTHER INFORMATION

POST FISCAL YEAR EVENTS

Since the end of the financial year James Hardie:

      See Note 4.11 in Notes to Consolidated Balance Sheet and Profit and Loss Account for post financial year events as they relate to SCI and Other Related Expenses.

      Established a captive insurance company in Guernsey to facilitate management of excess provisions and gaps under James Hardie major insurance cover underwritten by external insurance providers.

As the 2004/2005 accounts are published at around the same date as these 2003/2004 accounts, please refer to the 2004/2005 accounts for full insight of any post balance sheet events.

PROFIT APPROPRIATION ACCORDING TO THE ARTICLES OF ASSOCIATION

Any profit appropriation must be in accordance with Article 42 of the Company's Articles of Association as disclosed below.

42.1 Out of the profit made in any financial year shall first be retained by way of reserve, with due observance of applicable provisions of Law relating to statutory reserves (wettelijke reserves) such portion of the profit - the positive balance of the profit and loss account - as determined by the Joint Board.

42.2 The portion of the profit remaining after application of article 42.1, shall be at the disposal of the Joint Board.

42.3 Subject to the Law and these Articles, the Joint Board may resolve to declare a divided and fix the date and amount of payment and determine as to whether or not profits are distributed to Shareholders either in cash or in Shares or other securities issued by the Company or by other companies, or a combination thereof, provided however that the General Meeting shall have the authority to make such distributions in the form of Shares in the Company, if a designation as referred to in article 4.2 is not in force.

42.4 Subject to the provisions of section 2:105 subsection 4 Dutch Civil Code, and these Articles the Joint Board may resolve to declare an interim dividend on Shares. Interim dividends may be distributed to the Shareholders, in proportion to the number of Shares held by each of them, either in cash or in Shares or other securities issued by the Company or by other companies, or a combination thereof, provided however that the General Meeting shall have the authority to make such distributions in the form of Shares in the Company, if a designation as referred to in article 4.2 is not in force.

                   JAMES HARDIE INDUSTRIES NV AND SUBSIDIARIES

42.5 Dividends shall be divisible among the Shareholders in proportion to the nominal amount paid (or credited as paid) (excluding the amounts unpaid on those Shares pursuant to article 5) on the Shares of each Shareholder without prejudice to the other provisions of this article 42. To the extent one or more payments on Shares are made during the period to which a dividend relates, the dividend on the amounts so paid on Shares shall be reduced pro rata to the date of these payments.

42.6 The Company can only declare dividends in so far as its shareholders equity (eigen vermogen) exceeds the amount of the paid up and called portion of the share capital, plus the statutory reserves (wettelijke reserves).

PROPOSED APPROPRIATION OF THE NET RESULT FOR THE YEAR

It is proposed to credit the net result for the period to retained earnings. This proposal has not been reflected in these financial statements.

[PRICEWATERHOUSECOOPERS LOGO]

                                                    PRICEWATERHOUSECOOPERS
                                                    ACCOUNTANTS N.V.
                                                    Prins Bemhardplein 200
                                                    1097 JB Amsterdam
                                                    P.O. Box 94071
To: the Board of Managing Directors, the            1090 GB Amsterdam
Board of Supervising Directors and General          The Netherlands
Meeting of Shareholders of James Hardie             Telephone +31 (20) 568 66 66
Industries N.V.                                     Facsimile +31 (20) 568 68 88
                                                    www.pwc.com/nl

AUDITORS' REPORT

      INTRODUCTION

In accordance with your instructions we have audited the financial statements of James Hardie Industries N.V., Amsterdam, for the year ended March 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

      Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at March 31, 2004 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in
Part 9 of Book 2 of the Netherlands Civil Code.

      Emphasis of matter

Without qualifying our opinion above, we draw attention to note 4.11 to the financial statements. The company is subject to certain contingencies, including asbestos related claims against former subsidiaries; a Special Commission of Inquiry established by the government of New South Wales, Australia; a Heads of Agreement; an investigation by the Australian Securities and Investment Commission; and an indemnity to ABN 60 together with a related commitment to provide interim funding to the Medical Research and Compensation Foundation.

Amsterdam, July 18, 2005

[PRICEWATERHOUSECOOPERS ACCOUNTANTS N.V.]

PricewaterhouseCoopers is the trade name of among others the following companies: PricewaterhouseCoopers Accountants N.V. (Chamber of Commerce 34180285). PricewaterhouseCoopers Belastingadviseurs N.V. (Chamber of Commerce 34180284). PricewaterhouseCoopers Advisory N.V. (Chamber of Commerce 34180287) and PricewaterhouseCoopers B.V. (Chamber of Commerce 34180289). The services rendered by these companies are governed by General Terms & Conditions, which include provisions regarding our liability. These General Terms & Conditions are filed with the Amsterdam Chamber of Commerce and can also be viewed at www.pwc.com/nl